UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) and (g) of The Securities Exchange Act of 1934

Delta Oil & Gas, Inc.
(Name of small business issuer in its charter)

Colorado	91-2102350
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2600 144 4th Ave. S.W., Calgary, Alberta Canada	T2P 3N4
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: 866-355-3644
Commission file no. 333-82636

Securities registered under Section 12(b) of the Exchange Act:
Title of each class	Name of each exchange on which registered
None	Not Applicable
Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $0.001
(Title of class)

Explanatory Note

The purpose of this Registration Statement on Form 10-SB, as amended, filed with the United States Securities and Exchange Commission is to register its Common Stock, par value $0.001, under Section 12(g) of the Securities and Exchange Act of 1934.

 PART I

Item 1. Description of Business

Business Development

We were incorporated under the laws of the State of Colorado on January 9, 2001 under the name Delta Oil & Gas, Inc. We are engaged in the exploration, development, acquisition and operation of oil and gas properties. Because oil and gas exploration and development requires significant capital and our assets and resources are limited, we participate in the oil and gas industry through the purchase of small interests in either producing wells or oil and gas exploration and development projects.

Business of Issuer

We are an exploration company focused on developing North American oil and natural gas reserves. Our current focus is on the exploration of our land portfolio comprised of working interests in highly prospective acreage in Palmetto Point, Mississippi; Southern Saskatchewan, Canada; the Southern Alberta Foothills area in Canada; and Garvin and McClain counties in Oklahoma.

Liberty Valance Well

On February 7, 2001, we acquired an 8.9% working interest in a production gas well called the Liberty Valance RD1 Gas Unit (“Liberty Valance” or the “well”). The well is located in the Rancho Capay Gas Field in Glenn County, California. We acquired this well for $90,000. The well is operated by a California based oil and gas company (the “operator”) pursuant to an Operating Agreement dated December 29, 2000. Under the Operating Agreement, we are considered a non-operator. The operator markets each non-operator’s share of gas production from the well and deducts all royalty burdens and operating expenses prior to the distribution of revenues.

Proved reserves are estimated quantities of natural gas and oil that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that reasonably can be expected to be recovered through existing wells with existing equipment and operating methods.

Based upon a reserve report, reserves in the Liberty Valance Well were estimated at 2443 (MCF) on December 31, 2005 translating in an estimate of $9,823 for the standardized measure of discounted cash flows remaining from reserves as of December 31, 2005. The operator of the well markets each non−operator's share of gas production from the well and deducts all royalty burdens and operating expenses prior to the distribution of revenues. The Liberty Valance well generated revenue of $576 during the three month period ending September 30, 2006 and $3,990 during the nine month period ending September 30, 2006.

Todd Creek Prospect and Hillspring Prospect

On November 26, 2004, through our wholly owned Canadian subsidiary, Delta Oil & Gas (Canada), Inc., we entered into two agreements (the "Agreements") with Win Energy Corporation, ("Win"), an Alberta based Oil & Gas Exploration Company, in order to acquire an interest in lands and leases owned by Win. On or about January 25, 2005, we paid Win the full purchase price set forth in the Agreements and acquired a working interest in two prospective properties known as Todd Creek and Hillspring. Both properties are located approximately 90 miles south of Calgary, Alberta in the Southern Alberta Foothills belt.

Todd Creek Prospect

On January 25, 2005, we acquired a 20% working interest in 13.75 sections of land (8800 acres) in Todd Creek for the purchase price of $597,263. We also have an option to acquire an additional 15% interest in 7 additional sections of land (4,480 acres). This option terminated on December 31, 2006, but we are in discussions to renew this option. We can provide no assurance that we will be successful in renewing this option.

Included in the acquisition is a test well that has been drilled and cased. Under the terms of this agreement, Win shall assume all costs of drilling and completing or abandoning the test well up to gross costs of $1,330,000. Thereafter, we will assume responsibility for 20% of all costs, risks, and expenses relating to the test well.

During the second quarter of 2005, a well located in Todd Creek property was drilled to a specifically targeted depth. This well is located in 13-28-9-2W5 in Alberta, Canada and we will refer to this well as the “13-28 well.” The 13-28 well was evaluated and tested. The operator encountered gas reservoirs and concluded that this well is a potential gas well. This well was tied into a newly constructed gas processing plant and production commenced in September 2006.

In January 2007, we completed the drilling of a second well in the Todd Creek Prospect located in 13-33-8-2 in Alberta, Canada and we will refer to this well as the “13-33 well.” Preliminary testing indicated that this is a potential gas well. The operator will test this well determine if it is commercially viable. In the event that the operator concludes that the 13-33 well is commercially viable, the well will be tied into a production facility.

We and Win Energy Corporation intend to drill further exploration wells in this prospect in 2007.

Hillspring Prospect

On January 25, 2005, we acquired a 10% working interest in one section of land (640 acres) in Hillspring for the purchase price of $414,766. It is now anticipated that a test well will be drilled on our property interest in early 2007.

Our acquisition of an interest in Hillspring Prospect included an option to acquire an additional 10% working interest in 1.25 sections in the immediate area for the sum of $207,833 (US dollars). This option expired on July 1, 2005, but was later extended to December 29, 2006. This option has terminated on, but we are in discussions to renew this option. We can provide no assurance that we will be successful in renewing this option.

Cache Slough Prospect

On May 25, 2005, we entered into a Farmout Agreement (“Agreement”) with a California based oil and gas company. This California company has the right to acquire an oil and gas leasehold interest in certain lands located in Section 6, 7, & 18, Township 4 North, Range 3 East, M.D.B.M., Solano County, California upon incurring expenditures for drilling and testing on the said property. We refer to this property as the “Cache Slough Prospect.” Based upon an agreement with the property owner, this California company was responsible for all costs and received 68% of the revenue generated from the wells drilled on the property. The property owner received the remaining 32% of revenue. This California company agreed to grant us a right to acquire 12.5% of their 68% interest upon us paying 18.75% of all costs associated with drilling, testing, and completing the first test well on the property. Following these payments, we would be responsible for 12.5% of all additional expenditures for drilling and production on the property and be entitled to receive 8.5% of all revenue generated by the property, which is 12.5% of this California company’s 68% interest.

Drilling of the first well on this property commenced in July of 2005. Preliminary drill logs indicated that this is a potential gas well and the operator then completed the well for testing. Preliminary testing resulted in the potential discovery of natural gas and the operator elected to complete the well. The well is in the process of being tied in to a nearby pipeline to accommodate any potential natural gas production.

Based on the positive results from the first well drilled on this property, a second well was drilled on this property to a targeted depth of 5,500 feet. The operator of the well elected to complete the well based on the initial testing and anticipates tying it in to a nearby pipeline to accommodate any potential natural gas production. The total costs associated with these two wells are $431,887.

In November 2006, we assigned all of our interest in the Cache Slough Prospect in exchange for $1,500,000.

Strachan Prospect

On September 23, 2005, we entered into a Farmout Agreement (“Agreement”) with Odin Capital Inc. (“Odin”), a Calgary, Alberta corporation. A former member of our board of directors, Mr. Philipchuk, maintains a 50% ownership interest in Odin. Odin has the right to acquire an oil and gas leasehold interests in certain lands located in Section 9, Township 38, Range 9, West of the 5th Meridian, Alberta, Canada (“Section 9”) upon incurring expenditures for drilling and testing on the property. In exchange for us paying 4.0000% of all costs associated with drilling, testing, and completing the test well on the property which we refer to as the Leduc formation test well, we will have earned:

a)	in the Spacing Unit for the Earning Well:

i)	a 2.000% interest in the petroleum and natural gas below the base of the Mannville excluding natural gas in the Leduc formation; and

ii)
a 4.000% interest in the natural gas in the Leduc formation before payout subject to payment of the Overriding Royalty which is convertible upon payout at royalty owners option to 50% of our Interest; and

b)	a 1.600% interest in the rights below the base of the Shunda formation in Section 10, Township 38, Range 9W5M.

c)	a 1.289% interest in the rights below the base of the Shunda formation in Section 15 and 16, Township 38, Range 9W5M, down to the base of the deepest formation penetrated.

On October 6, 2005, drilling commenced Leduc formation test well. Under the terms of the Agreement, we advanced 110% of the anticipated costs prior to drilling. The total costs advanced by us prior to drilling were $253,977. The well was drilled to the targeted depth of 13,650 feet. Based on results indicating the presence of a potential gas well, the operator inserted casing into the total depth of the well and will perform a full testing program. We are awaiting information from the operator as to when the full testing program will be completed. If the additional testing returns positive results, this well will be tied a nearby pipeline to accommodate the natural gas production.

Palmetto Point Prospect - 12 Wells

On February 21, 2006, we entered into an agreement (the “Agreement”) with 0743608 B.C. Ltd., (“Assignor”) a British Columbia based oil and gas exploration company, in order to accept an assignment of the Assignor’s ten percent (10%) gross working and revenue interest in a ten-well drilling program (the

“Drilling Program”) to be undertaken by Griffin & Griffin Exploration L.L.C., (“Griffin”) a Mississippi based exploration company. Under the terms of the Agreement, we paid the Assignor $425,000 as payment for the assignment of the Assignor’s 10% gross working and revenue interest in the Drilling Program. We also entered into a Joint Operating Agreement directly with Griffin on February 24, 2006.

The Initial Drilling Program on ten (10) wells on the acquired property interest has been completed by Griffin. The prospect area owned or controlled by Griffin on which the initial ten wells will be drilled, is comprised of approximately 1273 acres in Palmetto Point, Mississippi. To date, ten wells have been drilled, 4 of which are producing, 1 of which is expected to produce but is currently awaiting a compressor, 3 of which are expected to produce but are waiting on pipeline completion rigs and 2 of which were not commercially viable and were plugged and abandoned. We elected to participate in an additional two well program which has also been completed. With respect to the two additional wells at this same location, it appears that these well contains reserves suitable for commercial production. These wells are waiting to be tied into a nearby pipeline.

Palmetto Point Prospect - 50 wells

During the fiscal quarter ended September 30, 2006, we entered into a joint venture agreement to acquire an interest in a drilling program comprising of up to 50 natural gas and/or oil wells. The area in which the proposed well are to be drilled in approximately 300,000 gross acres location between Southwest Mississippi and Northeastern Louisiana. Drilling commenced in the first week of September 2006. The site of the first 20 proposed wells are located within range to tie into existing pipeline infrastructure should the wells be suitable for commercial production. The drilling program will be conducted by Griffin in its capacity as operator. We have agreed to pay 10% of all prospect fees, mineral leases, surface leases, and drilling and completion costs to earn a net 8% share of all production zones to the base of a geological formation referred to as the Frio formation and 7.5% of all production to the base of a geological formation referred to as the Wilcox formation. The cost during the quarter ending September 30, 2006 amounted to $100,000. During the fourth quarter of fiscal 2006, we made additional payments of $300,000 to be employed in the further development of prospects on lands in Mississippi and Louisiana in accordance with the terms of the operating agreement.

Drilling of the first well which we will refer to as CMR-USA 39-14 indicated that this is a potential gas well and the operator then completed the well for testing. The well has been tied in to a nearby pipeline and production has commenced.

Wordsworth Prospect (formerly “Texalta”)

On April 20, 2006, we entered into a farmout, option and participation letter agreement (“FOP Agreement”) where we acquired a 15% working interest in certain leasehold interests located in southeast Saskatchewan, Canada referred to as the Wordsworth area for the purchase price of $152,724. We are responsible for our proportionate share of the costs associated with drilling, testing, and completing the first test well on the property. In exchange for us paying our proportionate share of the costs associated with drilling, testing, and completing the first test well on the property, we earned a 15% working interest before payout and a 7.5% working interest after payout on the Wordsworth prospect. Payout refers to the return of our initial investment in the property. In addition, we also acquired an option to participate and acquire a working interest in a vertical test well drilled to 1200 meters to test the Mississippian (Alida) formation in LSD 13 of section 24, township 7, range 3 W2.

During June 2006, the first well was drilled to a horizontal depth of 2033 meters in the Wordsworth prospect. The initial drilling of this well and subsequent testing revealed that this well contains oil reserves suitable for commercial production. In June 2006, this initial well was producing as a flowing oil well. Revenue generated from this well for the quarter ending September 30, 2006 was $88,475. At the present time, we have not estimated the reserves of this well and can provide no assurance that this well will continue to produce in the future.

Based on the results from the first test well, we expect a second sell to be drilled by the end of the first quarter of 2007.

Owl Creek Prospect (formerly “Brinx”)

On June 1, 2006, we entered into an Assignment Agreement with Brinx Resources, Ltd., (“Brinx”) a Nevada Oil & Gas Exploration Company, in order to acquire a working interest in lands and leases owned by Brinx. The purchase price of $300,000 for the assignment and options to acquire future interests has been paid in full. We paid a further $68,987 for our proportion of costs associated with the completion of the first well. The lands are located in Garvin & McClain Counties, Oklahoma and we refer to the lands as the “Owl Creek Prospect.”

Pursuant to the terms of the Assignment Agreement, we acquired a 20% working interest in an oil well drilled at the Owl Creek Prospect and we refer to the “Powell #2.” The Powell #2 was drilled to total depth of 5,617 feet on May 18, 2006 and underwent testing. Based upon the positive result of the testing on the Powell #2 well, this well was completed and commercial production has commenced. Under the terms of the Assignment Agreement, we are responsible for our proportionate share of the costs of completion and tie-in for production of the Powell #2 well. Initially after the well was completed, the Powell #2 well began flowing natural oil and gas under its own pressure without the assistance of a pump. The flow rates of the Powell #2 well have fluctuated significantly. Revenue generated from this well for the quarter ending September 30, 2006 was $79,477. At the present time, we have not estimated the reserves of the Powell #2 well and can provide no assurance that this well will continue to produce in the future.

We were also granted an option to earn a 20% working interest in any future wells to be drilled on the 1,120 acres of land in Garvin & McClain Counties, USA which make up the Owl Creek Prospect. Lastly, we received an option to earn a 20% working interest in any future wells to be drilled on any land of mutual interest acquired by the Owl Creek participants in and around the same area. The working interest in future wells is earned by paying 20% of the costs of drilling and completing each additional well.

Based upon the positive results of the Powell #2 well, an additional well we refer to as the “Isbill #1-36” was drilled and reached its targeted depth in September 2006. However, test results showed that the well will not be commercially viable, therefore the well was abandoned and all costs were written off to the income statement during the quarter ended September 30, 2006.

Market for Our Products and Services

Each oil and gas property that we now own and those that we may later acquire a percentage of interest in, will have an operator who will be responsible for marketing production. However, the Liberty-Valance well is subject to contractual restrictions that require that non-operators such as us consent to the terms and conditions of any sales contract before it is entered into.

The availability of a ready market for oil and gas, and the prices of such oil and gas, depends upon a number of factors, which are beyond our control. These include, among other things:

•	the level of domestic production;
•	actions taken by foreign oil and gas producing nations;
•	the availability of pipelines with adequate capacity;
•	the availability and marketing of other competitive fuels;
•	fluctuating and seasonal demand for oil, gas and refined products; and

•
the extent of governmental regulation and taxation (under both present and future legislation) of the production, importation, refining, transportation, pricing, use and allocation of oil, gas, refined products and alternative fuels.

In view of the many uncertainties affecting the supply and demand for crude oil, gas and refined petroleum products, it is not possible to predict accurately the prices or marketability of the gas and oil produced for sale.

Competition

The oil producing properties and exploratory drilling prospects, and gas industry is highly competitive in all its phases. Properties in which we have an interest will encounter strong competition from many other oil and gas producers, including many that possess substantial financial resources, in acquiring economically desirable producing properties and exploratory drilling prospects, and in obtaining equipment and labor to operate and maintain their properties.

Patents, Licenses, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We do not own, either legally or beneficially, any patent or trademark.

Research and Development

We did not incur any research and development expenditures in the fiscal years ended December 31, 2006 or 2005.

Existing and Probable Governmental Regulation

We monitor and comply with current government regulations that affect our activities, although our operations may be adversely affected by changes in government policy, regulations or taxation. There can be no assurance that we will be able to obtain all of the necessary licenses and permits that may be required to carry out our exploration and development programs. It is not expected that any of these controls or regulations will affect our operations in a manner materially different than they would affect other natural gas and oil companies operating in the areas in which we operate.

United States Government Regulation

The United States federal government and various state and local governments have adopted laws and regulations regarding the protection of human health and the environment. These laws and regulations may require the acquisition of a permit by operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas, wetlands, or where pollution might cause serious harm, and impose substantial liabilities for pollution resulting from drilling operations, particularly with respect to operations in onshore and offshore waters or on submerged lands. These laws and regulations may increase the costs of drilling and operating wells. Because these laws and regulations change frequently, the costs of compliance with existing and future environmental regulations cannot be predicted with certainty.

The transportation and certain sales of natural gas in interstate commerce are heavily regulated by agencies of the federal government. Production of any oil and gas by properties in which we have an interest will be affected to some degree by state regulations. States have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes and the regulations are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. State regulatory authorities may also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or pro-ration unit.

Any exploration or production on Federal land will have to comply with the Federal Land Management Planning Act which has the effect generally of protecting the environment. Any exploration or production on private property whether owned or leased will have to comply with the Endangered Species Act and the Clean Water Act. The cost of complying with environmental concerns under any of these acts varies on a case by case basis. In many instances the cost can be prohibitive to development. Environmental costs associated with a particular project must be factored into the overall cost evaluation of whether to proceed with the project.

Canadian Government Regulation

The natural gas and oil industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect our operations in a manner materially different than they would affect other natural gas and oil companies of similar size.

Pricing and Marketing Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The government of Alberta also regulates the volume of natural gas that may be removed from the province for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of natural gas and oil production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

Land Tenure

Crude natural gas and oil located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce natural gas and oil pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Natural gas and oil located in such provinces can also be privately owned and rights to explore for and produce such natural gas and oil are granted by lease on such terms and conditions as may be negotiated.

Compliance with Environmental Laws

We did not incur any costs in connection with the compliance with any federal, state, or local environmental laws. However, costs could occur at any time through industrial accident or in connection with a terrorist act or a new project. Costs could extend into the millions of dollars for which we could be totally liable. In the event of liability, we would be entitled to contribution from other owners so that our percentage share of a particular project would be the percentage share of our liability on that project. However, other owners may not be willing or able to share in the cost of the liability. Even if liability is limited to our percentage share, any significant liability would wipe out our assets and resources.

Employees

We have no employees other than our Chief Executive Officer, Mr. Douglas Bolen, and our Chief Financial Officer, Mr. Kulwant Sandher.

Risk Factors

Our common shares must be considered a speculative investment. Readers should carefully consider the risks described below before deciding whether to invest in shares of our common stock. If we do not successfully address any of the risks described below, there could be a material adverse effect on our business, financial condition or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure any investor that we will successfully address these risks.

The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

Because we have experienced operating losses since inception, it is uncertain when, if ever, we will have significant operating income or cash flow from operations sufficient to sustain operations.

We suffered net losses since our inception, including net losses of $31,574 and $577,417 for the years ended December 31, 2004 and 2005, respectively. We also incurred a net loss of $192,977 for the three months ended September 30, 2006 and $346,694 for the nine months ended September 30, 2006. These losses are the result of an inadequate revenue stream to compensate for our operating and overhead costs. The volatility underlying the early stage nature of our business and our industry prevents us from accurately predicting future operating conditions and results, and we could continue to have losses. It is uncertain when, if ever, we will have significant operating income or cash flow from operations sufficient to sustain operations. If cash needs exceed available resources additional capital may not be available through public or private equity or debt financings. If we are unable to arrange new financing or generate sufficient revenue from new property acquisitions, we will be unable to continue in our current form and our business will fail.

If we are unable to obtain additional funding, we may be unable to expand our acquisition, exploration and production of natural oil and gas properties.

We will require additional funds to expand our acquisition, exploration and production of natural oil and gas properties. Our management anticipates that current cash on hand is sufficient to fund our continued operations at the current level for the next twelve months from the date of this registration statement. Additional capital will be required to effectively expand our operations and implement our overall business strategy. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct current business operations. If we are unable to obtain additional financing when sought, we will be unable to acquire additional properties and may also be required to curtail our business plan. Any additional equity financing may involve substantial dilution to our then existing shareholders.

Because exploration, development and drilling efforts are subject to many risks, the operation of our wells may not be profitable or achieve our targeted returns.

Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We seek to acquire interests in properties which we believe will result in projects that will add value over time. However, we cannot guarantee that all of our prospects will result in viable projects or that we will not abandon these properties. Additionally, we cannot guarantee that any undeveloped acreage we have an interest in will be profitably developed, that new wells drilled will be productive or that we will recover all or any portion of our investment in such acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results are dependent upon the current and future market prices for crude oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost.

Because our oil and natural gas reserve data is independently estimated, these estimates may still prove to be inaccurate.

Our reserve estimates are generated each year by an independent consultant. In conducting its evaluation, the consultant evaluates our properties and independently develops proved reserve estimates. There are numerous uncertainties and risks that are inherent in estimating quantities of oil and natural gas reserves and projecting future rates of production and timing of development expenditures as many factors are beyond our control. Many factors and assumptions are incorporated into these estimates including: expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;
•	future oil and gas prices and quality and location differentials; and
•	future development and operating costs.

Although we believe the independent consultant’s reserve estimates are reasonably based on the information available to them at the time they prepare their estimates, our actual results could vary materially from these estimated quantities of proved oil and natural gas reserves (in the aggregate and for a particular location), production, revenues, taxes and development and operating expenditures. In addition, these estimates of reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and natural gas prices, operating and development costs and other factors.

Because we cannot control activities on our properties, we may experience a reduction or forfeiture of our interests in some of our non-operated projects as a result of our potential failure to fund capital expenditure requirements.

We do not operate the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our returns on capital in drilling or acquisition activities and our targeted production growth rate. The success and timing of drilling, development and exploitation activities on properties operated by others depend on a number of factors that are beyond our control, including the operator’s expertise and financial resources, approval of other participants for drilling wells and utilization of technology. In addition, if we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

Because we are subject to various governmental regulations and environmental risks, we may incur substantial costs to remain in compliance.

From time to time, in varying degrees, political developments and federal and state laws and regulations affect our operations. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations could affect oil and natural gas production, operations and economics. We cannot predict how agencies or courts will interpret existing laws and regulations or the effect of these adoptions and interpretations may have on our business or financial condition.

Our business is subject to laws and regulations promulgated by federal, state and local authorities relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements are frequently changed and subject to interpretation and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations.

Our operations are subject to complex federal, state and local environmental laws and regulations. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation.

Because our business is subject to operating hazards, our business may be adversely affected by the occurrence of any such hazards.

Our operations are subject to risks inherent in the oil and natural gas industry, such as:

•	unexpected drilling conditions including blowouts and explosions;
•	uncontrollable flows of oil, natural gas or well fluids;
•	equipment failures, fires or accidents;
•	pollution and other environmental risks; and
•	shortages in experienced labor or shortages or delays in the delivery of equipment.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Our operations are also subject to a variety of operating such as adverse weather conditions and more extensive governmental regulation. These regulations may, in certain circumstances, impose strict liability for pollution damage or result in the interruption or termination of operations.

In the event that we are unable to successfully compete within our industry, we may not be able to achieve profitable operations.

We operate in the highly competitive areas of oil and natural gas exploration, development, acquisition and production. Factors that affect our ability to compete successfully in the marketplace include:

•	seeking to acquire desirable producing properties or new leases for future exploration;
•	the availability of funds and information relating to a property; and
•	marketing of oil and natural gas production;

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local natural gas gatherers, many of which possess greater financial and other resources than we do. If we are unable to successfully compete against our competitors, our business, prospects, financial condition and results of operation may be adversely affected.

Due to numerous factors beyond our control which could affect the marketability of oil and natural gas, we may be difficulty selling any oil and natural gas.

The availability of markets and the volatility of product prices are beyond our control and represent a significant risk. The marketability of our production depends upon the availability and capacity of natural gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Our ability to generate revenue from oil and natural gas sales also depends on other factors beyond our control. These factors include:

•	the level of domestic production and imports of oil and natural gas;
•	the proximity of natural gas production to natural gas pipelines;
•	the availability of pipeline capacity;
•	the demand for oil and natural gas by utilities and other end users;
•	the availability of alternate fuel sources;
•	the effect of inclement weather, such as hurricanes;
•	state and federal regulation of oil and natural gas marketing; and
•	federal regulation of natural gas sold or transported in interstate commerce.

 If these factors were to change dramatically, our ability to generate revenues from oil and natural gas sales or obtain favorable prices for our oil and natural gas could be adversely affected.

If we are unable to successfully identify, execute or effectively integrate future acquisitions, our results of operations may be negatively affected.

Acquisitions of oil and gas properties have been an important element of our business, and we will continue to pursue acquisitions in the future. In the last year, we have pursued and consummated acquisitions that have provided us opportunities to grow our production and reserves. Although we regularly engage in discussions with, and submit proposals to, acquisition candidates, suitable acquisitions may not be available in the future on reasonable terms. If we do identify an appropriate acquisition candidate, we may be unable to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, effectively integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations may require a disproportionate amount of management’s attention and our resources. Even if we complete additional acquisitions, continued acquisition financing may not be available or available on reasonable terms, any new properties may not generate revenues comparable to our existing properties, the anticipated cost efficiencies or synergies may not be realized and these properties may not be integrated successfully or operated profitably. The success of any acquisition will depend on a number of factors, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from the reserves and to assess possible environmental liabilities. Our inability to successfully identify, execute or effectively integrate future acquisitions may negatively affect our results of operations.

Even though we perform a due diligence reviews (including a review of title and other records) of the properties we seek to acquire that we believe is consistent with industry practices, these reviews are inherently incomplete. Even an in-depth review of records and properties may not necessarily reveal existing or potential problems or permit us to become familiar enough with the properties to assess fully their deficiencies and potential. Even when problems are identified, we may assume certain environmental and other risks and liabilities in connection with the acquired properties. The discovery of any material liabilities associated with our acquisitions could harm our results of operations. In addition, acquisitions of properties may require additional debt or equity financing, resulting in additional leverage or dilution of ownership.

Because we presently do not carry liability or title insurance and do not plan to secure any in the future, we are vulnerable to excessive potential claims and loss of title.

We do not maintain insurance against public liability, environmental risks or title. The possibility exists that title to existing properties or future prospective properties may be lost due to an omission in the claim of title. As a result, any claims against us may result in liabilities we will not be able to afford resulting in the failure of our business.

Because our chief executive officer does not have any significant training and/or experience in oil and natural gas exploration, development, acquisition and production, our financial success could suffer irreparable harm as a result of their decisions and choices.

Mr. Douglas Bolen, our chief executive officer, does not have any significant training or experience with oil and natural gas exploration, development, acquisition and production. With no direct training or experience in these areas, our chief executive officer may not be fully aware of many of the specific requirements related to working within this industry. Our management’s decisions and choices may fail to take into account standard engineering or managerial approaches oil and gas companies commonly utilize. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

Because our auditor has raised substantial doubt about our ability to continue as a going concern, our business has a high risk of failure.

As noted in our financial statements, we have only recently commenced operations. The audit report of Telford Sadovnick, P.L.L.C., Certified Public Accountants issued a going concern opinion and raised substantial doubt as to our continuance as a going concern. When an auditor issues a going concern opinion, the auditor has substantial doubt that the company will continue to operate indefinitely and not go out of business and liquidate its assets. This is a significant risk to investors who purchase shares of our common stock because there is an increased risk that we may not be able to generate and/or raise enough resources to remain operational for an indefinite period of time.

The success of our business operations depends upon our ability to obtain additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. We plan to seek additional financing through debt and/or equity financing arrangements to secure funding for our operations. There can be no assurance that such additional financing will be available to us on acceptable terms or at all. It is not possible at this time for us to predict with assurance the outcome of these matters. If we are not able to successfully complete the development of our business plan and attain sustainable profitable operations, then our business will fail.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase our common stock.

Because our common stock is quoted on the over-the-counter bulletin board administered by the NASD and is subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on the over-the-counter bulletin board administered by the NASD). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Item 2. Management’s Discussion and Analysis

Forward-Looking Statements

Historical results and trends should not be taken as indicative of future operations. Management’s statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934 (the “Exchange Act”), as amended. Actual results may differ materially from those included in the forward-looking statements. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to: unanticipated problems relating to exploration, hazards such as pollution, or other hazards which cannot be insured against or predicted, changes in economic conditions, availability of capital, competition, and generally accepted accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included herein and in the Company’s other filings with the SEC.

Results of Operations for the Years Ended December 31, 2005 and 2004

For the year ended December 31, 2005, we generated revenues in the amount of $7,367. Our revenue decreased from the year ended December 31, 2004 when we generated revenue in the amount of $9,041. All revenue generated during the years ended December 31, 2005 and 2004 was attributable to the Liberty Valance Well, our only producing property during this reporting period.

We retained Mark E. Andersen, P.E. to assist us in preparing reserve reports to provide us with an estimated value of the remaining reserves in the Liberty Valance Well. Based upon these reserve reports, the standardized measure of discounted cash flows for Liberty Valance Well was estimated to be $2,121 as of December 31, 2004 and $9,823 as of December 31, 2005. The decrease in our reported revenue is attributable to the depletion of the reserves in the Liberty Valance Well.

We incurred operating costs and expenses in the amount of $577,417 for the year ended December 31, 2005, compared to operating costs and expenses in the amount of $40,615 for the year ended December 31, 2004. Our expenses for the year ended December 31, 2005 consisted of primarily of general and administrative expenses in the amount of $201,393 and stock based compensation of $370,267. Our expenses for the year ended December 31, 2004 primarily consisted of oil and gas operating expenses in the amount of $1,973 and general and administrative expenses in the amount of $38,529. The increase is general and administrative fees in primarily attributable to an increase in professional fees associated with the acquisition of the interests in oil and gas properties during the reporting period. The reduction in oil and gas operating expenses is primarily attributable to declining producing of the Liberty Valance Well. As a result of the acquisition of additional oil and gas interests during and subsequent to the reporting period, we anticipate that our operating expenses will increase during the year ended December 31, 2006.

Our net loss for the year ended December 31, 2005 was $570,050, compared to a net loss of $31,574 in the prior year.

There are material events and uncertainties which could cause our reported financial information to not to be indicative of future operating results or financial condition. Our inability to successfully identify, execute or effectively integrate future acquisitions may negatively affect our results of operations. The success of any acquisition depends on a number of factors beyond our control, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from the reserves and to assess possible environmental liabilities. Drilling for oil and natural gas may also involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results are also dependent upon the current and future market prices for crude oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. We do not operate the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our returns on capital in drilling or acquisition activities and our targeted production growth rate. As a result, our historical results should not be indicative of future operations.

Results of Operations for the three and nine months ended September 30, 2006 and 2005

For the three months ended September 30, 2006, our revenues generated from natural gas and oil sales increased to $168,528 from revenue of $1,073 for the three months ended September 30, 2005. For the nine months ended September 30, 2006, our revenues generated from natural gas and oil sales increased to $171,942 from revenue of $4,861 for the nine months ended September 30, 2005. Prior to the three months ended September 30, 2006, our Liberty Valance well was our only producing property. The increase in revenue is attributable to royalties received during the three months ended September 30, 2006 from the Wordsworth and Owl Creek prospects.

We incurred costs and expenses in the amount of $367,840 for the three months ended September 30, 2006, compared to costs and expenses of $329,919 for the same three month period in the prior year. The increase in expenses was caused by an increase in our natural gas and operating costs, together with the write down of the costs associated with Isbill #1-36 at Owl Creek due to abandonment; however, this was partially offset by a reduction in general and administration costs due to a lower stock-based compensation charge. Stock-based compensation of $96,701 was a significant component of our general and administrative expenses for the three months ended September 30, 2006. Our costs and expenses for the three months ended September 30, 2005 consisted of general and administrative expenses of $328,851, natural gas and oil operating costs of $922, and depreciation and depletion of $146. Stock-based compensation of $268,714 was a significant component of our general and administrative expenses for the three months ended September 30, 2005.

We incurred costs and expenses in the amount of $579,793 for the nine months ended September 30, 2006, compared to costs and expenses of $414,734 for the nine months ended September 30, 2005. Our costs and expenses for the nine months ended September 30, 2006 consisted of general and administrative expenses of $469,640, natural gas and oil operating costs of $22,690, depreciation and depletion of $467, and impairment of natural gas an oil properties of $80,833. Stock-based compensation of $157,801 was a significant component of our general and administrative expenses for the nine months ended September 30, 2006. Our costs and expenses for the nine months ended September 30, 2005 consisted of general and administrative expenses of $410,927, natural gas and oil operating costs of $3,590, and depreciation and depletion of $217. Stock-based compensation of $268,714 was a significant component of our general and administrative expenses for the nine months ended September 30, 2005. The increase in costs and expenses for the three and nine months ended September 30, 2006 when compared to the same period in the prior year is attributable to increased general and administrative fees primarily attributable to management costs and the write down of Isbil #1-36 well at Owl Creek.

We reported other income of $6,335 for the three months ended September 30, 2006 and $61,157 for the nine months ended September 30, 2006. We did not record any other income in the three or nine months ended September 30, 2005. Other income during the three months ended September 30, 2006 consisted of $6,335 in interest income. Other income during the nine months ended September 30, 2006 consisted of $21,224 in interest income and $39,933 relating to the settlement of debt on a promissory note.

Net loss for the three months ended September 30, 2006 was $192,977, compared to a net loss of $328,846 for the three months ended September 30, 2005. Net loss for the nine months ended September 30, 2006 was $346,694, compared to a net loss of $409,873 for the nine months ended September 30, 2005.

There are material events and uncertainties which could cause our reported financial information to not to be indicative of future operating results or financial condition. Our inability to successfully identify, execute or effectively integrate future acquisitions may negatively affect our results of operations. The success of any acquisition depends on a number of factors beyond our control, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from the reserves and to assess possible environmental liabilities. Drilling for oil and natural gas may also involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results are also dependent upon the current and future market prices for crude oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. We do not operate the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our returns on capital in drilling or acquisition activities and our targeted production growth rate. As a result, our historical results should not be indicative of future operations.

Liquidity and Capital Resources

As of September 30, 2006, we had total current assets of $757,893 and total current liabilities in the amount of $79,570. As a result, we had working capital of $678,323 as of September 30, 2006.

The revenue we currently generate natural gas and oil sales does not exceed our operating expenses. We primarily relied on financing activities including issuance of common stocks and units as well as share subscription receipts to fund our operations for the nine months ended September 30, 2006. During the nine months ended September 30, 2006, we received $2,122,496 from financing activities.

We will require additional funds to expand our acquisition, exploration and production of natural oil and gas properties. Our management anticipates that current cash on hand is sufficient to fund our continued operations at the current level for the next twelve months. Additional capital will be required to effectively expand our operations and implement our overall business strategy. It is uncertain whether we will be able to obtain financing when sought. If we are unable to obtain additional financing, the full implementation of our ability to expand our operations will be impaired.

Operating activities used $322,184 in cash for the nine months ended September 30, 2006. Our net loss of $346,694 was the primary component of our negative operating cash flow. Investing activities during the nine months ended September 30, 2006 consisted of $1,564,715 for the purchase or natural gas and oil properties. Cash flows provided by financing activities during the nine months ended September 30, 2006 primarily consisted of $2,280,297 related to the issuance of common stock.

The underlying drivers that resulted in material changes and the specific inflows and outflows of cash for the nine months ended September 30, 2006 are as follows:

a.	Property acquisition costs, and
b.	Financing from the issuance of common stock.

Off Balance Sheet Arrangements

As of September 30, 2006, there were no off balance sheet arrangements.

Going Concern

As shown in the accompanying financial statements, we have incurred a net loss of $1,219,908 since inception. To achieve profitable operations, we require additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Our management believes that sufficient funding will be available to meet our business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that we will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of our products under development. As a result of the foregoing, there exists substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition.

Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only our proportionate interest in such activities.

Natural Oil and Gas Properties

We account for our oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

Revenue Recognition

We use the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed our entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds our share of the remaining estimated proved natural gas reserves for a given property, we record a liability. At September 30, 2006, we had no overproduced imbalances.

Recently Issued Accounting Pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123 (revised 2004)”), “Share-Based Payment”. This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007. We have determined that the adoption of SFAS 123 (revised 2004) does not have an impact on our results of operations or financial position.

Item 3. Description of Property

Our principal executive offices are located at Suite 1600, 144 4th Avenue S.W., Calgary, Alberta T2P 3N4 and we pay $243 per month for this location.

Reported Reserves

Below are estimates of our net Proved Reserves and the present value of estimated future net revenues from such Reserves based upon the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69). The standardized measure of discounted future net cash flows is determined by using estimated quantities of Proved Reserves and the periods in which they are expected to be developed and produced based on period-end economic conditions. The estimated future production is priced at period-end prices, except where fixed and determinable price escalations are provided by contract. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on period-end cost levels. No deduction has been made for depletion, depreciation or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues by 10% per year.

December 31,
	2005		2004		2003
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved Producing & Non-Producing Reserves	Nil	2,443	Nil	1,284	Nil	3448
Estimated future net cash flows from proved oil and gas reserves	$11,143		$2,356		$2,356
Present value of net cash flows from proved oil and gas reserves	$9,823		$2,121		$2,121

Production

Production Data	Year ended December 31,
	2003	2004	2005
Production -
Oil (Bbls)	0	0	0
Gas (Mcf)	3,497	1,671	866
Average Sales Price -
Oil (Bbls)	0	0	0
Gas (Mcf)	4.87	5.41	9.20
Average Production Costs per Mcf	$2.52	$1.18	$6.82

Production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include severance taxes, administrative overhead, maintenance and repair, labor and utilities.

Productive Wells and Acreage

The following table shows our producing wells and acreage as of December 31, 2005:

	Producing Wells [3]				Developed Acreage
	Oil		Gas
	Gross [1]	Net [2]	Gross [1]	Net [2]	Gross [1]	Net [2]
Glenn County, California (Liberty Valence)	0	0	1	0.089	10	0.89
Alberta, Canada (Todd Creek)	0	0	0	0	0	0
Alberta, Canada (Hillspring)	0	0	0	0	0	0
Solano County, California (Cache Slough)	0	0	0	0	0	0
Alberta, Canada (Strachan)	0	0	0	0	0	0
[1]	A gross well or acre is a well or acre in which a working interest in owned. The number of gross wells is the total number of wells in which a working interest is owned.
[2]
A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interest owned in gross wells or acres expressed as hole numbers and fractions thereof.

[3]	Productive wells are producing wells and wells capable of production.

Undeveloped Acreage

The following table set forth undeveloped acreage as of December 31, 2005:

		Undeveloped Acreage [1] as of December 31, 2005
	Gross	Net
Glenn County, California (Liberty Valence)	0	0
Alberta, Canada (Todd Creek)	7,350	1,470
Alberta, Canada (Hillspring)	659	65
Solano County, California (Cache Slough)	825	103
Alberta, Canada (Strachan)	640	12.8

[1]
"Undeveloped Acreage" includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.

Drilling Activity

The following table sets forth, for each of the last three fiscal years by geographic area the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.

Geographical Area	Net Exploratory Wells Drilled		Net Development Wells Drilled
	Productive [1]	Dry [2]	Productive [1]	Dry [2]
Glenn County, California (Liberty Valence)
2005	0	0	0	0
2004	0	0	0	0
2003	0	0	0	0
Alberta, Canada (Todd Creek)
2005	0.20	0	0	0
2004	0	0	0	0
2003	0	0	0	0
Alberta, Canada (Hillspring)
2005	0	0	0	0
2004	0	0	0	0
2003	0	0	0	0
Solano County, California (Cache Slough)
2005	0.125	0	0	0
2004	0	0	0	0
2003	0	0	0	0
Alberta, Canada (Strachan)
2005 [3]	0	0	0	0
2004	0	0	0	0
2003	0	0	0	0
Totals	0.325	0	0	0

[1]	A productive well is an exploratory or development well that is not a dry well.
[2]	A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
[3]	A well was drilled in 2005, but testing of this well has not been completed. As a result, it is uncertain at this time whether this well will be productive or not.

Present Activities

A discussion of present activities on our property interests is included in the description of business disclosure set forth above.

Delivery Commitments

We are not obligated to provide a fixed and determined quantity of oil or gas in the future. During the last three fiscal years, we have not had, nor do we now have, any long-term supply or similar agreement with any government or governmental authority.

We are not obligated to provide a fixed and determinable quantity of oil or natural gas in the near future under existing contracts or agreements. Further, during the last three years we had no significant delivery commitments.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 21, 2007, the beneficial ownership of our common stock by each executive officer and director, by each person known by us to beneficially own more than 5% of the our common stock and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 45,130,506 shares of common stock issued and outstanding on February 21, 2007.

Except as otherwise indicated, the address of each person named in this table is c/o Delta Oil & Gas, Inc., 2600 144 4th Avenue, S.W., Calgary, Alberta Canada T2P 3N4.

Title of class	Name and address of beneficial owner (1)	Amount of beneficial ownership	Percent of class*
Executive Officers & Directors:
Common	Douglas N. Bolen	500,000	1.1%
Common	Kulwant Sandher (2)	0	0.2%
Total of All Directors and Executive Officers:		500,000	1.3%
More Than 5% Beneficial Owners:
Common	Pamela Starek 2288 Marstrand Avenue, Suite 111 Vancouver, BC Canada V6K 4S9	12,500,000	27.7%

(1)
As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

(2)
Mr. Sandher was granted options to purchase 300,000 shares of common stock at an exercise price of $0.75 per share, of which 75,000 of these options have vested and are exercisable. These vested and exercisable options are included in the percentage calculation of beneficial ownership.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The following information sets forth the names of our current director and executive officer, his age and present position with the Company as of February 21, 2007.

Name	Age	Office(s) Held
Douglas Bolen	40	President, Chief Executive Officer, Principal Executive Officer & Director
Kulwant Sandher	45	Chief Financial Officer and Principal Financial Officer

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

Douglas N. Bolen. Mr. Douglas Bolen has been our Chief Executive Officer and Director since April 15, 2004. Mr. Bolen received a Bachelor of Arts from the University of Regina, Saskatchewan in 1991 and his Bachelor of Laws from the University of Saskatchewan in 1995. Mr. Bolen is a member in good standing of the Law Society of Saskatchewan, the Regina Bar Association and the Canadian Bar Association. From 1995 to 1999, Mr. Bolen articled and practiced law at Balfour Moss, Barristers and Solicitors, a large Regina, Canada based law firm with a practice concentration in the area of Corporate Commercial law. From 1999 to the present, Mr. Bolen has been providing consulting services to small to medium sized US based businesses.

Kulwant Sandher. Mr. Sandher is a Charter Accountant in both England and Canadian jurisdictions. Mr. Sandher was appointed as President and Chief Financial Officer of Turner Valley Oil & Gas Inc. on August 2004 and continues in serve in these positions. From April 17, 2006 to the present, Mr. Sandher has acted as Chief Financial Officer and as a member of the board of directors of The Stallion Group. From May 2004 to March 2006, Mr. Sandher served as Chief Operating Officer and Chief Financial Officer of Marketrend Interactive Inc. Mr. Sandher acted as Chief Financial Officer of Serebra Learning Corporation, a public company on the TSX VE, from September 1999 to October 2002.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws.

Our executive officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our officers and directors.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

We do not have a separately-designated standing audit committee. The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board of directors when performing the functions of that would generally be performed by an audit committee. The board of directors approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board of directors reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

We do not have an audit committee financial expert because of the size of our company and our board of directors at this time. We believe that we do not require an audit committee financial expert and retain outside consultants who possess these attributes as needed.

For the fiscal year ending December 31, 2005, the board of directors:

1.	Reviewed and discussed the audited financial statements with management, and

2.	Reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor's independence.

Based upon the board of directors’ review and discussion of the matters above, the board of directors authorized inclusion of the audited financial statements for the year ended December 31, 2005 to be included in this Annual Report on Form 10-KSB and filed with the Securities and Exchange Commission.

Code of Ethics Disclosure

We adopted a Code of Ethics for Financial Executives, which include our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics was included as an exhibit to the annual report on Form 10-KSB for the fiscal year ended December 31, 2003 that was filed with the SEC on April 19, 2004.

Item 6. Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our former or current executive officers for the fiscal years ended 2006 and 2005.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas Bolen (1) CEO & Former CFO	2006 2005	- -	- -	- -	- -	- -	- -	52,649 -	- -

(1)	Mr. Bolen resigned as our Chief Financial Officer and Principal Financial Officer on January 18, 2006, but continues to serve as our Chief Executive Officer and as a member of our board of directors.

Narrative Disclosure to the Summary Compensation Table

We did not directly compensate our executive officer during the fiscal year ended December 31, 2006. Douglas Bolen, our Chief Executive Officer, received remuneration for services rendered during the fiscal year ended December 31, 2006 indirectly through compensation paid to a company under the exclusive control of Mr. Bolen.

On March 1, 2006, we entered into a Consulting Agreement with Last Mountain Management, Inc. (“LMM”) to provide consulting services to us. Douglas Bolen, our Chief Executive Officer, is the sole shareholder, officer, and director of LMM. The Consulting Agreement is effective for a period of one (1) year commencing March 1, 2006 and we have a right to cancelation anytime within any six month term. Under the terms of the Consulting Agreement, LMM is paid monthly compensation of $5,000 Canadian dollars plus applicable Canadian Good and Services Tax. The total monthly compensation paid to LMM during the fiscal year ended December 31, 2006 was $52,649. This compensation is included in the summary compensation table above in “All Other Compensation.” Upon execution of the Consulting Agreement, LMM was to be issued 500,000 shares of our common stock. The aggregate fair value of these shares was computed in accordance with FAS 123R and is reported in the summary compensation table above in the column titled “All Other Compensation.”

We did not compensate our executive officers during the fiscal year ended December 31, 2005.
 We did not grant any stock options during the year ended December 31, 2006 or 2005 to any of our named executive officers.

On January 18, 2007, we appointed Kulwant Sandher to serve as our Chief Financial Officer and Principal Financial Officer. In connection with his appointment, we granted Mr. Sandher options to purchase 300,000 shares of our common stock at the exercise price of $0.75 per share with an expiration date of January 17, 2010. 75,000 of these options vested upon execution of a stock option agreement on January 18, 2007, 75,000 become vested and exercisable on June 30, 2007, 75,000 become vested and exercisable on September 30, 2007, and the remaining 75,000 become vested and exercisable on December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Douglas Bolen	-	-	-	-	-	-	-	-	-

Compensation of Directors

The table below summarizes all compensation of our directors for the year ended December 31, 2006.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas Bolen	-	-	-	-	-	-	-
Matthew Philipchuk (1)	2,645	-	-	-	-	-	2,645

(1)	Mr. Philipchuk resigned as a member of our board of directors on April 30, 2006.

Narrative Disclosure to the Director Compensation Table

The total compensation paid to Mr. Bolen and LMM, a company under the exclusive control of Mr. Bolen, under the Consulting Agreement entered into on March 1, 2006 is described in the narrative disclosure to the summary compensation table above. Mr. Bolen did not receive any compensation for services rendered as a member of the board of directors for the fiscal year ended December 31, 2006.

Beginning in March 2005, Mr. Philipchuk was paid a total of $18,000 Canadian dollars ($2000 Canadian dollars on a monthly basis) for services rendered as a member of our board of directors. Mr. Philipchuk resigned as a director on April 30, 2006. The consulting fees received by Mr. Philipchuk for the fiscal year ended December 31, 2006 have been included in the column titled “Fees Earned or Paid in Cash” in the director compensation table above.

Item 7. Certain Relationships and Related Transactions

Except as disclosed below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction over the last two years or in any presently proposed transaction which, in either case, has or will materially affect us.

•
On or about January 25, 2005, we acquired from Win Energy Corporation a working interest in two prospective properties known as Todd Creek and Hillspring. Both properties are located approximately 90 miles south of Calgary, Alberta in the Southern Alberta Foothills belt. Mr. Philipchuck co-founded Win Energy Corporation and serves as their VP Operations. Mr. Philipchuck was appointed as a member of our board of directors in February 2005 and resigned on April 30, 2006.

•
On September 23, 2005, we entered into a Farmout Agreement (“Agreement”) with Odin Capital Inc. (“Odin”), a Calgary, Alberta corporation. Odin has the right to acquire an oil and gas leasehold interests in certain lands located in Section 9, Township 38, Range 9, West of the 5th Meridian, Alberta, Canada (“Section 9”) upon incurring expenditures for drilling and testing on the property. Mr. Philipchuk maintains a 50% ownership interest in Odin and also is a former member of our board of directors.

•
On March 1, 2006, we entered into a Consulting Agreement with Last Mountain Management, Inc. (“LMM”) to provide consulting services to us. Douglas Bolen, our Chief Executive Officer, is the sole shareholder, officer, and director of LMM. The Consulting Agreement is effective for a period of one (1) year commencing March 1, 2006 and we have a right to cancelation anytime within any six month term. Under the terms of the Consulting Agreement, LMM is paid monthly compensation of $5,000 plus applicable Canadian Good and Services Tax. Upon execution of the Consulting Agreement, LMM was to be issued 500,000 shares of our common stock.

Item 8. Description of Securities

All of our common stock, issued and unissued, are of the same class and ranks equally as to dividends, voting powers and participation in our assets on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights.

General

Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share and 25,000,000 shares of preferred stock at a par value of $0.001 per share. On November 24, 2004, our board of directors approved a five and one-half forward split of our common stock. Following this effective date of this forward split, the number of outstanding shares of our common stock increased from 7,508,500 shares to approximately 41,296,750 shares.

Common Stock

As of February 21, 2007, there are 45,130,506 common shares issued and outstanding.

Each shareholder of record shall have one vote for each share of common stock standing in his or her name on our books and entitled to vote, except that in the election of directors he or she shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting is not allowed in the election of directors or for any other purpose. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.

Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders unless otherwise provided by statute. When a quorum is present at any meeting of stockholders, the vote of the holders of a majority of the shares of stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of a statute, or the bylaws, a different vote is required, in which case such express provision shall govern and control the decision on such question.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no preemptive or similar right to acquire any additional unissued or treasure shares of stock, or for other securities of any class, or for right, warrants, options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

Preferred stock

No preferred shares are issued or outstanding at the present time. The preferred shares may be issued in one or more series at the discretion of the board of directors and shall have the rights and designations given by the board of directors in conformity with statute, our articles of incorporation as amended and our bylaws.

Warrants

The following is a summary of the outstanding warrants we have issued to purchase shares of our common stock:

Number of Warrants Outstanding	Exercise Price	Termination Date
727,271	$3.00	February 24, 2009
1,200,000	$1.50	May 2, 2010
383,985	$1.50	August 29, 2010
900,000	$1.50	December 19, 2010

Holders of all warrants have no voting rights unless and until the warrants are converted into common stock. As a result of owning these warrants, warrant holders have no right to participate in any shareholder decisions.

Our transfer agent is Pacific Stock Transfer Company, 500 East Warm Springs Road, Las Vegas NV, 89119, (702) 361-3033.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the NASD. The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. Our shares are quoted on the OTCBB under the symbol “DOIG”

The following table sets forth the range of high and low bid quotations for our common stock as reported by the OTCBB following our eligibility for quotation on the OTCBB for each of the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2006
Quarter Ended	High $	Low $
March 31, 2006	4.125	1.02
June 30, 2006	2.08	0.90
September 30, 2006	1.68	1.03
December 31, 2006	1.24	0.60
Fiscal Year Ending December 31, 2005
Quarter Ended	High $	Low $
March 31, 2005	1.17	0.85
June 30, 2005	1.16	0.82
September 30, 2005	4.04	1.02
December 31, 2005	1.54	0.83
Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

As of February 21, 2007, we had approximately eighty-six (86) holders of record of our common stock and several other stockholders hold shares in street name.

Dividend Policy

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. We have not paid a dividend with respect to our common stock since our incorporation. We do not expect to pay a dividend on our common stock in the foreseeable future.

Our ability to pay dividends is restricted by provisions of the Colorado Business Corporation Act which provides that a Colorado corporation may only pay dividends if, after giving effect to the dividend, the corporation would be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than its total liabilities plus the amount that would be needed (if dissolution were to occur at the time of the dividend) to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend. At the present time, there are no shareholders who have any preferential rights.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about our compensation plans under which shares of common stock may be issued upon the exercise of options as of December 31, 2006.

Equity Compensation Plans as of December 31, 2006
	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and right	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	312,500	$1.00	5,564,512
Total	330,000	$1.00	5,564,512

On January 3, 2005, we adopted the 2005 Stock Incentive Plan, which provides for the grant of incentive stock options and non-qualified stock options to our employees, officers, directors and consultants. Under the 2005 Stock Incentive Plan, we registered 6,194,512 shares of our common stock and reserved such number of shares for the granting of options and rights.

Item 2. Legal Proceedings

We are not a party to any pending legal proceeding. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Item 3. Changes in and Disagreements with Accountants

Morgan and Company (the "Former Accountant") resigned as our principal accountant on April 4, 2005. We engaged Telford Sadovnick, P.L.L.C., CPA’s ("Telford") as our principal accountant effective April 5, 2005. The decision to change accountants was approved by our board of directors.  We did not consult with Telford on any matters prior to retaining such firm as its principal accountants.

The Former Accountant's report dated March 31, 2004 on our balance sheets as of December 31, 2003 and 2002, and the statements of operations, cash flows, and changes in stockholders' deficiency for the years ended December 31, 2003 and 2002, and for the cumulative period from inception, January 9, 2001, to December 31, 2003 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audited balance sheets as of December 31, 2003 and 2002, and the statements of operations, cash flows, and changes in stockholders' deficiency for the years ended December 31, 2003 and 2002, and for the cumulative period from inception, January 9, 2001, to December 31, 2003, there were no disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the Former Accountant would have caused them to make reference thereto in their report on the financial statements for such periods.

In connection with the audited balance sheets as of December 31, 2003 and 2002, and the statements of operations, cash flows, and changes in stockholders' deficiency for the years ended December 31, 2003 and 2002, and for the cumulative period from inception, January 9, 2001, to December 31, 2003, and the subsequent reviews of interim periods through April 4, 2005, the Former Accountant did not advise us with respect to any of the matters described in paragraphs (a)(1)(v)(A) through (D) of Item 304 of Regulation S-K.

No events occurred requiring disclosure under Item 304(b) of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

The information set forth below relates to our issuances of securities without registration under the Securities Act of 1933 during the past three years.

On January 18, 2007, we granted to Kulwant Sandher, in connection with services to be rendered and his appointment as our Chief Financial Officer, options to purchase 300,000 shares of our common stock at the exercise price of $0.75 per share with the options vesting quarterly over a one year period and exercisable for a period of three years from the date of issuance or expiring on January 17, 2010. These shares and options were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. We did not engage in any general solicitation or advertising.

On February 24, 2006, we sold 727,272 Units at $2.75 per Unit to a total of three (3) investors. Each Unit consisted of one (1) share of common stock, par value $0.001, and one (1) Warrant (the "Warrant") to purchase one (1) share of common stock, exercisable for three (3) years from the closing of the offering. The exercise price for the Warrant was priced at $3.00. The total gross proceeds we received from this sale of securities was $2,000,000. We paid $150,000 in commissions on this private equity offering.

Assuming that all of the warrants are exercised by the investors, the gross proceeds received from the warrants will equal $2,181,816.

We completed these sales of unregistered securities pursuant to Regulation S of the Securities Act. Each purchaser represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. The stock transfer agent issued a stock certificate to each investor with the appropriate legends affixed in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

As of September 30, 2005, we have received $899,985 as subscriptions for units at a price of $1.00 per unit from a total of two (2) investors. Each unit consists of one common share and one common share purchase warrant exercisable within 5 years at an exercise price of $1.50. The total amount we received from this sale of securities was $899,985. Assuming that all of the warrants are exercised by the investors, the gross proceeds received from the warrants will equal $1,349,978.

We completed these sales of unregistered securities pursuant to Regulation S of the Securities Act. Each purchaser represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. We requested our stock transfer agent to affix appropriate legends to the stock certificate issued to each purchaser in accordance with Regulation S and the transfer agent affixed the appropriate legends. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

On August 29, 2005, we sold 383,985 Units at $1.00 per Unit to a total of two (2) investors. Each Unit consisted of one (1) share of common stock, par value $0.001, and one (1) Warrant (the "Warrant") to purchase one (1) share of common stock, exercisable for five (5) years from the closing of the offering. The exercise price for the Warrant was priced at $1.50. The total amount we received from this sale of securities was $383,985. Assuming that all of the warrants are exercised by the investors, the gross proceeds received from the warrants will equal $575,978.

We completed these sales of unregistered securities pursuant to Regulation S of the Securities Act. Each purchaser represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. The stock transfer agent issued a stock certificate to each investor with the appropriate legends affixed in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

On February 1, 2005, we completed an offering of 1,200,000 Units at $1.00 per Unit to a total of three (3) investors. Each Unit consisted of one (1) share of common stock, par value $0.001, and one (1) Warrant (the "Warrant") to purchase one (1) share of common stock, exercisable for five (5) years from the closing of the offering. The exercise price for the Warrant was priced at $1.50. The total amount we received from this offering was $1,200,000. Assuming that all of the warrants are exercised by the investors, the gross proceeds received from the warrants will equal $1,800,000.

We completed this offering pursuant to Regulation S of the Securities Act. Each purchaser represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. We requested our stock transfer agent to affix appropriate legends to the stock certificate issued to each purchaser in accordance with Regulation S and the transfer agent affixed the appropriate legends. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

Item 5. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Colorado Revised Statutes and our articles of incorporation and our bylaws.

Pursuant to our articles of incorporation and our bylaws, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of us) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the company or is or was serving at the request of us as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in our best interests and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

Our articles of incorporation and bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of our company or procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of our company or is or was serving at our request as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in our best interests: but no indemnification shall be made in respect to any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to us unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in the preceding two paragraphs or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

The indemnification provided by the provisions described in this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under our articles of incorporation, the bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

PART F/S

Index to Audited Consolidated Financial Statements:
F-1	Report of Independent Registered Public Accounting Firm;
F-3	Consolidated Balance Sheets as of December 31, 2005 and 2004;
F-4	Consolidated Statements of Operations - Years Ended December 31, 2005 and December 31, 2004 and Cumulative period from inception January 9, 2001 to December 31, 2005;
F-5	Consolidated Statement of Changes in Stockholders’ Equity (Deficiency) from inception January 9, 2001 to December 31, 2005;
F-6	Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and December 31, 2004 and Cumulative period from inception January 9, 2001 to December 31, 2005;
F-7	Notes to Consolidated Financial Statements;

Index to Unaudited Consolidated Financial Statements:
F-26	Unaudited Consolidated Balance Sheets as of September 30, 2006;
F-27	Unaudited Consolidated Statements of Operations - Three and Nine Months Ended September 30, 2006 and 2005 and from inception on January 9, 2001 to September 30, 2006;
F-28	Unaudited Consolidated Statements of Cash Flows for Nine Months Ended September 30, 2006 and 2005 and from inception January 9, 2001 to September 30, 2006;
F-29	Notes to Unaudited Consolidated Financial Statements;

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of
Delta Oil & Gas, Inc.
(A development stage company)

We have audited the balance sheet of Delta Oil & Gas, Inc. (a development stage company) as at December 31, 2003 and the statements of operations, cash flows, and stockholders’ deficiency for the year ended December 31, 2003, and for the cumulative period from inception, January 9, 2001, to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well was evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows, and changes in stockholders’ deficiency for the year ended December 31, 2003, and for the cumulative period from inception, January 9, 2001, to December 31, 2003, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(c) to the financial statements, the Company has incurred a net loss of $271,590 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfil its development activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1(c). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	/s/ Morgan & Company
March 31, 2004	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Delta Oil & Gas, Inc.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Delta Oil & Gas, Inc.(the “Company”) (a Development Stage Company) as at December 31, 2005 and 2004, the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the years then ended and for the period from inception on January 9, 2001 to December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the Company’s consolidated financial statements as of and for the year ended December 31, 2003, and the cumulative data from inception on January 9, 2001 to December 31, 2003 in the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows, which were audited by other auditors whose report, dated March 31, 2004, which expressed an unqualified opinion, has been furnished to us. Our opinion, insofar as it relates to the amounts included for cumulative data from inception on January 9, 2001 to December 31, 2003, is based solely on the report of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Oil & Gas, Inc. (a Development Stage Company) as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended and for the period from inception on January 9, 2001 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and net cash outflows from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bellingham, Washington	TELFORD SADOVNICK, P.L.L.C.
April 13, 2006	CERTIFIED PUBLIC ACCOUNTANTS

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2005	2004
ASSETS
Current
Cash	$343,004	$-
Accounts receivable	10,068	7,863
Prepaid expenses	1,615	-
	354,687	7,863
Natural Gas And Oil Properties
Proved property	1,272	1,272
Unproved properties	2,040,700	50,000
	2,041,972	51,272
Other Equipment
Computer equipment	3,492	1,741
Less: Accumulated depreciation	(2,033)	(1,741)
	1,459	-

	$2,398,118	$59,135

LIABILITIES
Current

Accounts payable and accrued liabilities	93,318	21,962
Accrued interest payable	-	17,362
Advances payable	-	7,974
Due to related party	-	13,122
Current portion of promissory note payable	39,397	-
	132,715	60,420
Promissory Note Payable	-	37,254
	132,715	97,674
Commitment And Contractual Obligations (Note 11)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Share Capital
Authorized:
100,000,000 common voting shares, par value $0.001 per share
25,000,000 preferred shares, par value $0.001 per share

Issued and outstanding:
44,025,735 common shares at December 31, 2005 and 41,296,750 common shares at December 31, 2004	44,026	41,297

Additional paid-in capital	3,110,591	63,328
Share subscriptions received	-	160,000
Share subscriptions receivable	(16,000)	-

Deficit Accumulated During The Development Stage	(873,214)	(303,164)
	2,265,403	(38,539)

	$2,398,118	$59,135

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	YEAR ENDED DECEMBER 31		CUMULATIVE PERIOD FROM INCEPTION JANUARY 9 2001 TO DECEMBER 31
	2005	2004	2005
Revenue
Natural gas and oil sales	$7,367	$9,041	$94,130

Costs And Expenses
Natural gas and oil operating expenses	5,465	1,973	34,769
General and administration	571,660	38,529	710,778
Depreciation and depletion	292	113	37,604
Impairment of natural gas and gas properties	-	-	65,503
Dry well costs written off	-	-	118,690
	577,417	40,615	967,344

Net Loss For The Period	$(570,050)	$(31,574)	$(873,214)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.00)

Weighted Average Number Of Outstanding Common Shares	42,235,227	41,296,750

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

PERIOD FROM INCEPTION, JANUARY 9, 2001, TO DECEMBER 31, 2005
(Stated in U.S. Dollars)

	COMMON STOCK					DEFICIT ACCUMULATED
	NUMBER OF COMMON SHARES	PAR VALUE	ADDITIONAL PAID-IN CAPITAL	SHARE SUBSCRIPTIONS RECEIVED	SHARE SUBSCRIPTIONS RECEIVABLE	DURING THE DEVELOPMENT STAGE	TOTAL

Shares issued for cash at $0.00018	13,750,000	$13,750	$(11,250)	$-	$-	$-	$2,500
Shares issued for cash at $0.0036	27,500,000	27,500	72,500	-	-	-	100,000
Shares issued for cash at $0.045	46,750	47	2,078	-	-	-	2,125
Net loss for the period	-	-	-	-	-	(184,407)	(184,407)

Balance, December 31, 2001	41,296,750	41,297	63,328	-	-	(184,407)	(79,782)

Net loss for the year	-	-	-	-	-	(62,760)	(62,760)

Balance, December 31, 2002	41,296,750	41,297	63,328	-	-	(247,167)	(142,542)

Net loss for the year	-	-	-		-	(24,423)	(24,423)

Balance, December 31, 2003	41,296,750	41,297	63,328	-	-	(271,590)	(166,965)

Share subscriptions received	-	-	-	160,000	-	-	160,000
Net loss for the year	-	-	-		-	(31,574)	(31,574)

Balance, December 31, 2004	41,296,750	41,297	63,328	160,000	-	(303,164)	(38,539)

Units issued for cash at $1.00, net of share issuance cost	2,483,985	2,484	2,481,241	(160,000)	-	-	2,323,725
Shares issued on options exercised for cash at $0.80	245,000	245	195,755	-	(16,000)	-	180,000
Stock-based compensation	-	-	370,267	-	-	-	370,267
Net loss for the year	-	-	-	-	-	(570,050)	(570,050)

Balance, December 31, 2005	44,025,735	$44,026	$3,110,591	$-	$(16,000)	$(873,214)	$2,265,403

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEAR ENDED DECEMBER 31		CUMULATIVE PERIOD FROM INCEPTION JANUARY 9 2001 TO DECEMBER 31
	2005	2004	2005

Cash Flows (Used By) Operating Activities
Net loss for the period	$(570,050)	$(31,574)	$(873,214)
Items not involving cash:
Depreciation and depletion	292	113	37,604
Impairment of natural gas and oil properties	-	-	65,503
Interest accrued on note payable	2,143	2,143	9,396
Dry well costs written off	-	-	118,690
Stock-based compensation expense	370,267	-	370,267

Changes in operating working capital items:
Accounts receivable	(2,205)	(2,831)	(10,068)
Accounts payable and accrued liabilities	71,355	(5,321)	93,318
Accrued interest payable	(17,362)	5,966	-
Prepaid expenses	(1,615)	-	(1,615)

Net Cash (Used By) Operating Activities	147,175	(31,504)	190,119

Cash Flows (Used By) Investing Activities
Purchase of natural gas and oil properties	(1,990,700)	(50,000)	(2,231,736)
Purchase of other equipment	(1,751)	-	(3,492)
Net Cash (Used By) Investing Activities	(1,992,451)	(50,000)	(2,235,228)

Cash Flows From Financing Activities
Common stock activity	2,503,726	160,000	2,784,351
Advances from (Repaid to) related party	(13,122)	(6,878)	-
Advances received (repaid)	(7,974)	(71,681)	-
Net Cash From Financing Activities	2,482,630	81,441	2,768,351

Increase (Decrease) In Cash	343,004	(63)	343,004

Cash (Excess Of Checks Issued Over Funds On Deposit), Beginning Of Period	-	63	-

Cash (Excess Of Checks Issued Over Funds On Deposit), End Of Period	$343,004	$-	$343,004

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

1.	OPERATIONS

a)	Organization

Delta Oil & Gas, Inc. (“the Company”) was incorporated as a Colorado corporation on January 9, 2001.

The Company is a development stage, independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties in the United States. The Company’s entry into the natural gas and oil business began on February 8, 2001.

During the year ended December 31, 2004, the Company completed a forward stock split on the basis of 5 ½ common shares for every one previously held common share, common shares outstanding have been adjusted retroactively.

b)	Development Stage Activities

The Company is a development stage enterprise engaged in the exploration for and production of natural gas and oil in the United States. Since January 9, 2001, the Company has acquired an 8.9% working interest in a well which commenced production in February 2001.

The Company is subject to several categories of risk associated with its development stage activities. Natural gas and oil exploration and production is a speculative business, and involves a high degree of risk. Among the factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves, future hydrocarbon production, and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

1.	OPERATIONS (Continued)

c)	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $873,214 since inception. To achieve profitable operations, the Company requires additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of its products under development. As a result of the foregoing, there exists substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Delta Oil & Gas (Canada) Inc. All significant inter-company transactions have been eliminated.

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see “Supplemental Oil and Gas Disclosures - Unaudited”).

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

d)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that, pursuant to SFAS 143, the net effect of the ARO calculation to the Company’s income statement would be immaterial to record in its financial statements for the year ended December 31, 2005.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

f)	Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company’s entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company’s share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At December 31, 2005 and 2004, the Company had no overproduced imbalances.

g)	Cash

Cash consists of cash on deposit with high quality major financial institutions, and to date has not experienced losses on any of its balances. The carrying amounts approximated fair market value due to the liquidity of these deposits.

h)	Environmental Protection and Reclamation Costs

The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Foreign Currency Translation

United States funds are considered the Company’s functional currency. Transaction amounts denominated in foreign currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.

j)	Other Equipment

Computer equipment is stated at cost. Provision for depreciation on computer equipment is calculated using the straight-line method over the estimated useful life of three years.

k)	Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the costs of long-lived assets, other than oil and gas properties, may be impaired, and evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment of oil and gas properties is evaluated subject to the full cost ceiling as described under Oil and Gas Properties.

l)	Loss Per Share

In February 1997, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management’s estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

n)	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, accrued interest payable, advances payable, amounts due to related parties, and promissory note payable.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.
o)	Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock-based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - “Accounting for Stock-Based Compensation”.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

3.	NEW ACCOUNTING PRONOUNCEMENTS

a)	FASB issued FASB Interpretation No. (“FIN”) 47 - “Accounting for Conditional Asset Retirement Obligations” in March 2005. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This Interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect this guidance to have a material impact on its financial statements.

b)	In November 2005, FASB issued Staff Position No. FAS 115-1 - “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company has determined that the adoption of FSP 115-1 does not have an impact on its result of operations or financial position.

c)
In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123 (revised 2004)”), “Share-Based Payment”. This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007. The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

d)
In November 31, 2004, FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs”. The adoption of SFAS 151 does not have an impact on the Company’s results of operations or financial position.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

3.	NEW ACCOUNTING PRONOUCEMENTS (Continued)

e)
In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”. The Company has determined that the adoption of SFAS 153 does not have an impact on the Company’s results of operations or financial position.

4.	NATURAL GAS AND OIL PROPERTIES

a)	Proved Property

In February 2001, the Company acquired an 8.9% working interest in a gas well located in California at a cost of $90,000. The well commenced production in February 2001 following a redrill.

	DECEMBER 31
	2005	2004

Proved property	$102,346	$102,346
Less: Accumulated depletion	(101,074)	(101,074)
	$1,272	$1,272

b)	Unproved Properties

2005

Todd Creek
Acquisition cost	$597,263
Cash call	519,990

Hillspring
Acquisition cost	414,766

Solano County
Cash call	301,387

Leduc
Acquisition cost	207,294
$2,040,700

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

i)	Todd Creek, Alberta, Canada

In January 2005, the Company acquired a 20% working interest in 13.75 sections (8,800 acres) of land in Todd Creek, Alberta, Canada, at a cost of $597,263. The Company also has an option to acquire an additional 15% interest in 7 additional sections of land by participating in 20% of the drilling cost by December 31, 2006. As at December 31, 2005, a cash call of $519,990 has been paid as share of costs for a proposed drilling program.

ii)	Hillspring, Alberta, Canada

In January 2005, the Company acquired a 10% working interest in 1 section (64 acres) of land in Hillspring, Alberta, Canada, at a cost of $414,766. The Company also had an option to acquire an additional 10% working interest in an additional 1.25 sections by paying $207,833 by July 1, 2005. Later the Company elected not to exercise this option and the option expired.

b)	Unproved Properties (Continued)

ii)	Hillspring, Alberta, Canada (Continued)

Hillspring Prospect

This option expired on July 1, 2005, but was later extended to December 29, 2006.

iii)	Solano County, California, USA

In May 2005, the Company entered into a participation agreement with Production Specialties Company (“PSC”) where the Company has been granted the right to earn a 68% working interest in a test well and a 12.50% working interest in certain lands located in Solano County, California, by paying 18.75% of the test well operations. As at December 31, 2005, a cash call of $301,387 has been paid as share of costs for a proposed drilling program.

Cache Slough Prospect

Following these payments, the Company will be responsible for 12.5% of all additional expenditures for drilling and production on the property and be entitled to receive 8.5% of all revenue generated by the property, which is 12.5% of this California company’s 68% interest.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

iv)	Leduc, Alberta, Canada

In September 2005, the Company entered into a participation and farmout agreement with Odin Capital Inc. (“Odin”) where the Company will participate for 4% share of the costs of drilling a test well in certain lands located in the Leduc formation, Alberta, Canada. In exchange for the participation costs, the Company will earn interests in certain petroleum and natural gas wells ranging from 1.289% to 4.0%. As at December 31, 2005, the Company has advanced $207,294 as its share of the costs in the Leduc formation property.

A director of the Company maintains a 50% ownership interest in Odin.

5.	NATURAL GAS AND OIL EXPLORATION RISK

a)	Exploration Risk

The Company’s future financial condition and results of operations will depend upon prices received for its natural gas and oil production and the cost of finding, acquiring, developing and producing reserves. Substantially all of its production is sold under various terms and arrangements at prevailing market prices. Prices for natural gas and oil are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond its control. Other factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

b)	Distribution Risk

The Company is dependent on the operator to market any oil production from its wells and any subsequent production which may be received from other wells which may be successfully drilled on the Prospect.  It relies on the operator’s ability and expertise in the industry to successfully market the same. Prices at which the operator sells gas/oil both in intrastate and interstate commerce, will be subject to the availability of pipe lines, demand and other factors beyond the control of the operator. The Company and the operator believe any oil produced can be readily sold to a number of buyers.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

6.	ADVANCES PAYABLE

Advances payable are repayable on demand, unsecured and bear interest at 6.5% per annum.

7.	PROMISSORY NOTE PAYABLE

	2005	2004

Unsecured loan, repayable January 4, 2006, together with accrued interest at a rate of 6.5% per annum.	$39,397	$37,254

Less: Current portion	(39,397)	-
	$-	$37,254

8.	SHARE CAPITAL

a)
On May 2, 2005, the Company issued 1,200,000 units at a price of $1.00 per unit for gross proceeds of $1,200,000. Each unit consists of one common share and one common share purchase warrant exercisable within 5 years at an exercise price of $1.50.

On August 29, 2005, the Company issued 383,985 units at a price of $1.00 per unit for gross proceeds of $383,985. Each unit consists of one common share and one common share purchase warrant exercisable within 5 years at an exercise price of $1.50.

On September 8, 2005, the Company issued 70,000 common shares for exercise of stock options at $0.80 per share. At December 31, 2005, there is an amount of $16,000 receivable relating to this share issuance.

On September 14, 2005, the Company issued 100,000 common shares for exercise of stock options at $0.80 per share.

On October 4, 2005, the Company issued 75,000 common shares for exercise of stock options at $0.80 per share.

On December 19, 2005, the Company issued 900,000 units at a price of $1.00 per unit for gross proceeds of $900,000. Each unit consists of one common share and one common share purchase warrant exercisable within 5 years at an exercise price of $1.50.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

8.	SHARE CAPITAL (Continued)

b)	Stock Options

Compensation expense related to stock options granted is recorded at their fair value as calculated by the Black-Scholes option pricing model. Compensation expense of $370,267 was recorded during the year ended December 31, 2005 (2004 - $Nil).

The changes in stock options are as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance outstanding, December 31, 2004	-	$-

Granted	575,000	0.81
Exercised	(245,000)	(0.80)

Balance outstanding December 31, 2005	330,000	$0.81

The following table summarized information about the stock options outstanding at December 31, 2005:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICE	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF SHARES

$0.80	305,000	2.50	305,000
$1.00	25,000	3.00	12,500

The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model and is amortized over the vesting period of the underlying options. The weighted average fair value of options granted was $0.80 per share. The weighted average assumptions used to calculate the fair value are as follows:

Dividend yield	0
Expected volatility	186%
Risk free interest rate	3.77%
Expected life	3 years

Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

8.	SHARE CAPITAL (Continued)

c)	Common Stock Share Purchase Warrants

As at December 31, 2005, share purchase warrants outstanding for the purchase of common shares as follows:

WARRANTS OUTSTANING
EXERCISE PRICE	NUMBER OF SHARES	EXPIRY DATE
$1.50	1,200,000	May 2, 2010
$1.50	383,985	August 29, 2010
$1.50	900,000	December 19, 2010

9.	RELATED PARTIES

During the year ended December 31, 2005, the Company paid $21,492 (2004 - $Nil) for management fees to a director of the Company.

An amount of $805 at December 31, 2005 (2004 - $4,825) is due to a director of the Company.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

10.	INCOME TAX

a)
Income Tax Provision

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% to income before income taxes. The difference results from the following items:

	YEAR ENDED DECEMBER 31
	2005	2004

Computed expected (benefit of) income taxes	$(193,450)	$(10,735)
Increase in valuation allowance	193,450	10,735

Income tax provision	$-	$-

b)	Significant component of the Company’s deferred income tax assets are as follows:

	DECEMBER 31
	2005	2004

Operating loss carryforwards	$654,252	$89,667
Natural gas and oil properties	218,962	213,497
	873,214	303,164
Statutory tax rate	34%	34%

Deferred income tax assets	296,892	103,075
Valuation allowance	(296,892)	(103,075)

Net deferred tax assets	$-	$-

11.	COMMITMENT AND CONTRACTUAL OBLIGATIONS

A lease agreement for the Vancouver office commenced March 1, 2005 and terminates on February 28, 2006. The lease agreement includes a fixed rental fee of $1,295 per month plus additional charges for services supplied by the landlord or incurred on behalf of the client in the previous month.

On March 1, 2005, the Company also rented an office on a month to month basis for $243 per month.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

11.	COMMITMENT AND CONTRACTUAL OBLIGATIONS (Continued)

The Company has incurred operating losses and approximately $654,252, which, if unutilized, will expire through to 2025. Subject to certain restrictions, the Company has natural gas and oil properties expenditures of $218,962 available to reduce future taxable income. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry forwards:

	Income Tax Operating Loss Carry Forward
	Amount	Expiration Date

2001	$ 10,852	2021
2002	33,617	2022
2003	15,597	2023
2004	29,601	2024
2005	564,585	2025

Total income tax operating loss carry forward	$ 654,252

12.	SUBSEQUENT EVENTS

a)	Palmetto Point Prospect, Mississippi

On February 21, 2006, the Company entered into an agreement (the “Agreement”) with 0743608 B.C. Ltd., (“Assignor”) a British Columbia based oil and gas exploration company, in order to accept an assignment of the Assignor’s ten percent (10%) gross working and revenue interest in a ten-well drilling program (the “Drilling Program”) to be undertaken by Griffin & Griffin Exploration L.L.C., (“Griffin”) a Mississippi based exploration company.  Under the terms of the Agreement, the Company paid the Assignor $425,000 as payment for the assignment of the Assignor’s 10% gross working and revenue interest in the Drilling Program.  The Company also entered into a Joint Operating Agreement directly with Griffin on February 24, 2006.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

12.	SUBSEQUENT EVENTS (Continued)

The Drilling Program on the acquired property interests is anticipated to be initiated by Griffin on or about May 1, 2006 and to be completed by Griffin within approximately 10 months.  The anticipated commencement date for the drilling program was extended due to flooding of the road accessing the well sites attributable to the melting snow.  The prospect area owned or controlled by Griffin on which the ten wells will be drilled, is comprised of approximately 1273 acres in Palmetto Point, Mississippi.  The exact locations of the ten wells in which the Company will participate are yet to be determined.

b)	Private Placement

Subsequent to the reporting period on February 24, 2006, the Company sold 727,272 units at $2.75 per Unit to a total of three (3) investors. Each unit consisted of one (1) share of common stock, par value $0.001, and one (1) warrant (the "warrant") to purchase one (1) share of common stock, exercisable for three (3) years from the closing of the offering. The exercise price for the warrant was priced at $3.00. The total gross proceeds the Company received from this sale of securities was $2,000,000.  The Company paid $150,000 in commissions on this private equity offering.  Assuming that all of the warrants are exercised by the investors, the gross proceeds received from the warrants will equal $2,181,816.

DELTA OIL & GAS, INC.
(A Development Stage Company)

SUPPLEMENTAL OIL AND GAS DISCLOSURES

DECEMBER 31, 2005
(Unaudited)
(Stated in U.S. Dollars)

SUPPLEMENTAL OIL AND GAS DISCLOSURES

The following disclosures provide unaudited information required by SFAS No. 69 - “Disclosures About Oil and Gas Producing Activities”.

Capitalized Costs Incurred

Capitalized costs incurred in natural gas and oil property acquisition, exploration and development activities are summarized below:

	2005			2004
	TOTAL	US	CANADA	TOTAL	US	CANADA

Acquisition of properties
Proved	$90,000	$90,000	$-	$90,000	$90,000	$-
Unproved	2,040,701	301,388	1,739,313	50,000	-	50,000
Exploration costs	-	-	-	-	-	-
Development costs	12,346	12,346	-	12,346	12,346	-

Total costs incurred	$2,143,047	$403,734	$1,739,313	$152,346	$102,346	$50,000

Natural Gas and Oil Reserves

Proved reserves are estimated quantities of natural gas and oil that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that reasonably can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved natural gas and oil reserve quantities at December 31, 2005 and 2004, and the related discounted future net cash flows before income taxes are based on estimates prepared by an independent consulting engineer. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

DELTA OIL & GAS, INC.
(A Development Stage Company)

SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

DECEMBER 31, 2005
(Unaudited)
(Stated in U.S. Dollars)

Natural Gas and Oil Reserves (Continued)

The Company’s net ownership interests in estimated quantities of proved natural gas and oil reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below. The Company has no proved undeveloped reserves.

NATURAL GAS
(MCF)

Reserves, December 31, 2003	3,448

Extensions and revisions	(493)
Production	(1,671)

Reserves, December 31, 2004	1,284

Extensions and revisions	2,025 (i)
Production	(866)

Reserves, December 31, 2005	2,443

(i) The increase in the volume of estimated reserves results from a change in the estimate of the decline rate of the well reserves.

Standardized Measure

The standardized measure of discounted future net cash flows relating to the Company’s ownership interests in proved natural gas and oil reserves is shown below:

	YEAR ENDED DECEMBER 31
	2005	2004

Future cash flows	$23,015	$8,193
Future operating expenses	11,872	5,837
Future net cash flows	11,143	2,356
10% annual discount for estimated timing of cash flows	(1,320)	(235)

Standardized measure of discounted future net cash flows	$9,823	$2,121

DELTA OIL & GAS, INC.
(A Development Stage Company)

SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

DECEMBER 31, 2005
(Unaudited)
(Stated in U.S. Dollars)

Standardized Measure (Continued)

Future cash flows are computed by applying fiscal period end prices of natural gas and oil to period end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company’s petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company’s proved natural gas and oil reserves at the end of the period, based on period end costs and assuming continuation of existing economic conditions.

Future income taxes are based on period end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost of fair value of the Company’s natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimate of natural gas and oil producing operations.

Change in Standardized Measure

Changes in the standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below:

	YEAR ENDED DECEMBER 31
	2005	2004

Changes due to current period operations
Sales of natural gas and oil, net of natural gas and oil operating expenses	$276	$7,068
Purchases of natural gas and oil properties	-	-
Changes due to revisions in standardized variables
Prices	7,426	(10,077)
Net change	7,702	(3,009)
Beginning of year	2,121	5,130

End of year	$9,823	$2,121

DELTA OIL & GAS, INC.
(A Development Stage Company)
Consolidated Balance Sheets
(Unaudited)
(Stated in U.S. Dollars)
	September 30, 2006	December 31, 2005
ASSETS

Current
Cash and cash equivalents	$736,402	$343,004
Accounts receivable	12,989	10,068
Prepaid expenses	8,502	1,615

	757,893	354,687

Natural Gas And Oil Properties
Proved property	549,773	1,272
Unproved property	2,969,918	2,040,700

	3,519,691	2,041,972

Other Equipment
Computer equipment	3,492	3,492
Less: accumulated depreciation	(2,500)	(2,033)

	992	1,459

	$4,278,576	$2,398,118

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Current

Accounts payable and accrued liabilities	$79,570	$93,318
Note payable	-	39,397

	79,570	132,715

STOCKHOLDERS' EQUITY

Common stock, 100,000,000 shares authorized of $0.001 par value, 45,070,506 and 44,027,735 shares issued and outstanding, respectively	45,071	44,026
Additional paid-in capital	5,373,843	3,110,591
Share subscriptions receivable	-	(16,000)
Deficit accumulated during the development stage	(1,219,908)	(873,214)

	4,199,006	2,265,403

	$4,278,576	$2,398,118

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)
Consolidated Statements of Operations
(Unaudited)
(Stated in U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,		From Inception on January 9, 2001 Through September 30,
	2006	2005	2006	2005	2006
Revenue

Royalties received	$168,528	$1,073	$171,942	$4,861	$266,072

Costs And Expenses

Natural gas and oil operating costs	21,005	922	22,690	3,590	57,459
General and administrative	259,686	328,851	469,640	410,927	1,180,418
Depreciation and depletion	6,316	146	6,630	217	44,234
Impairment of natural gas and oil properties	-	-	-	-	65,503
Dry well costs written off	80,833	-	80,833	-	199,523

	367,840	329,919	579,793	414,734	1,547,137

Net Operating (Loss)	(199,312)	(328,846)	(407,851)	(409,873)	(1,281,065)

Other Income

Forgiveness of debt	-	-	39,933	-	39,933
Interest income	6,335	-	21,224	-	21,224

	6,335	-	61,157	-	61,157

Net (Loss)	(192,977)	(328,846)	(346,694)	(409,873)	(1,219,908)

Basic (Loss) Per Common Share	$0.00	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number Of
Common Shares Outstanding	45,070,506	42,664,440	44,739,760	42,016,997

The accompanying notes are an integral part of these consolidated financial statements.

 DELTA OIL & GAS, INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)
(Stated in U.S. Dollars)

	For the Nine Months Ended September 30,		From Inception on January 9, 2001 Through September 30,
	2006	2005	2006
Cash Flows From Operating Activities:

Net loss	$(346,694)	$(409,873)	$(1,219,908)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and depletion	6,630	217	44,234
Impairment of natural gas and oil properties	-	-	65,503
Dry well costs written off	-	-	199,523

Changes in operating assets and liabilities:
Accounts receivable	(2,921)	(1,530)	(12,989)
Accounts payable	(13,748)	287,983	79,570
Note payable	(39,397)	(17,362)	(30,001)
Prepaid expenses	(6,887)	(8,047)	(8,502)

Net Cash Used in Operating Activities	(403,017)	(148,612)	(882,570)

Cash Flows From Investing Activities:

Purchase of other equipment	-	(1,751)	(3,492)
Investment in natural gas and oil working interests	(1,483,882)	(1,869,394)	(3,796,451)

Net Cash Used in Investing Activities	(1,483,882)	(1,871,145)	(3,799,943)

Cash Flows From Financing Activities:

Proceeds from issuance of common stock	2,264,297	1,988,439	5,418,915
Shares subscription received	-	739,985	-
Shares subscription receivable	16,000	(16,000)	-
Due to related party	-	(13,122)	-
Advances payable	-	(7,974)	-
Promissory note payable	-	174,187	-

Net Cash Provided by Financing Activities	2,280,297	2,865,515	5,418,915

Net Increase In Cash And Cash Equivalents	393,398	845,758	736,402

Cash And Cash Equivalents At Beginning Of Period
(Excess Of Checks Issued Over Funds On Deposit)	343,004	-	-

Cash And Cash Equivalents At End Of Period	$736,402	$845,758	$736,402

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited consolidated financial statements as of September 30, 2006 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2005 audited financial statements and notes thereto.

2.	OPERATIONS

a)	Organization

Delta Oil & Gas, Inc. (“the Company”) was incorporated as a Colorado corporation on January 9, 2001.

The Company is a development stage, independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties in the United States. The Company’s entry into the natural gas and oil business began on February 8, 2001.

During the year ended December 31, 2004, the Company completed a forward stock split on the basis of 5 ½ common shares for every one previously held common share, common shares outstanding have been adjusted retroactively.

b)	Development Stage Activities

The Company is a development stage enterprise engaged in the exploration for and production of natural gas and oil in the United States. Since January 9, 2001, the Company has acquired an 8.9% working interest in a well which commenced production in February 2001. The Company has subsequently acquired other working interests in wells in North America.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

2.	OPERATIONS (Continued)

b)	Development Stage Activities (Continued)

The Company is subject to several categories of risk associated with its development stage activities. Natural gas and oil exploration and production is a speculative business, and involves a high degree of risk. Among the factors that have a direct bearing on the Company’s prospects are uncertainties inherent estimating natural gas and oil reserves, future hydrocarbon production, and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

c)	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $1,219,908 since inception. To achieve profitable operations, the Company requires additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of its products under development. As a result of the foregoing, there exists substantial doubt the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Delta Oil & Gas (Canada) Inc. All significant inter-company transactions have been eliminated.

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see “Supplemental Oil and Gas Disclosures - Unaudited”).

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Natural Gas and Oil Properties

Unproved properties consist of lease acquisition costs and costs on well currently being drilled on the properties. The recorded costs of the investment in unproved properties are not amortized until proved reserves associated with the projects can be determined or until they are impaired.

d)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that, pursuant to SFAS 143, the net effect of the ARO calculation to the Company’s income statement would be immaterial to record in its financial statements for the year ended December 31, 2005.

e)	Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company’s entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company’s share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At September 30, the Company had no overproduced imbalances.

g)	Cash and Cash Equivalent

Cash and cash equivalent consists of cash on deposit with high quality major financial institutions, and to date has not experienced losses on any of its balances. The carrying amounts approximated fair market value due to the liquidity of these deposits.

h)	Environmental Protection and Reclamation Costs

The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Foreign Currency Translation

United States funds are considered the Company’s functional currency. Transaction amounts denominated in foreign currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.

j)	Other Equipment

Computer equipment is stated at cost. Provision for depreciation on computer equipment is calculated using the straight-line method over the estimated useful life of three years.

k)	Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the costs of long-lived assets, other than oil and gas properties, may be impaired, and evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment of oil and gas properties is evaluated subject to the full cost ceiling as described under Oil and Gas Properties.

l)	Loss Per Share

In February 1997, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management’s estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

n)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities, and promissory note payable.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments is approximate their carrying values.

o)	Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock-based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - “Accounting for Stock-Based Compensation”.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES

a) Proved Property	Cost	Accumulated Depletion	Net Value September 30, 2006	Net Value December31, 2005

i. Liberty Valance	$102,346	$(101,074)	$1,272	$1,272

ii. Wordsworth Property	185,677	(2,063)	183,614	-

iii. Owl Creek Prospect	368,987	(4,100)	364,887	-
	$657,010	$107,237	$549,773	$1,272

Descriptions

i. Liberty Valance

In February 2001, the Company acquired and 8.9% working interest in a gas well located in California at a cost of $90,000. The well commenced production in February 2001 following a redrill.

ii. Wordsworth Prospect (formerly ‘Texalta’), Saskatchewan, Canada

On April 10, 2006, the Company entered into an agreement (the “Agreement”) with Petrex Energy Ltd., for a participation and Farmout agreement where the Company will participate for 15% gross working interest before payout (BPO) and 7.5% gross working interest after pay out (APO) in a proposed four well horizontal drilling program in the Wordsworth area in Southeast Saskatchewan, Canada. As at September 30, 2006, the Company had advanced $185,677 (CDN$205,693) as its share of the costs in this Agreement. During the quarter, the Wordsworth Prospect started to produce revenue.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

a) Proved Property

iii.  Owl Creek Prospect (formerly ‘Brinx’), Oklahoma, USA

In June 2006, Delta Oil & Gas entered into an agreement to accept the assignment of an undivided 20% working interest in a potential oil well known as the Powell #2 and an option to purchase a 20% interest in all future wells drilled on the land surrounding Powell#2. In addition Delta has an option to participate in any lands of mutual interest that may be acquired in the future by the Owl creek participating partners. The cost to Delta for this assignment was $368,987. Isbill #1-36 was abandoned during the 3 months ending September 30, 2006, and costs amounted to $81,026 was charged to the income statement for the quarter. During the quarter, the Owl Creek Prospect started to produce revenue.

b) Unproved Properties
		SEPTEMBER 30 2006	DECEMBER 31 2005
i.	Todd Creek Acquisition cost Cash call	$597,263 583,571	$597,263 519,990
ii.	Hillspring Acquisition cost	414,766	414,766
iii.	Cache Slough Prospect Cash call	431,887	301,387
iv.	Strachan Prospect Acquisition cost	347,431	207,294
v.	Palmetto Point Prospect Acquisition cost (10 wells) Acquisition cost (2 wells)	425,000 70,000	- - -
vi.	Mississippi	100,000
		$2,969,918	$2,040,700

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b) Unproved properties (Continued)

i)	Todd Creek, Alberta, Canada

In January 2005, the Company acquired a 20% working interest in 13.75 sections (8,800 acres) of land in Todd Creek, Alberta, Canada, at a cost of $597,263. The Company also has an option to acquire an additional 15% interest in 7 additional sections of land by participating in 20% of the drilling cost by December 31, 2006. As at September 30, 2006, a cash call of $583,571 has been paid as share of costs for a proposed drilling program.

ii)	Hillspring, Alberta, Canada

In January 2005, the Company acquired a 10% working interest in 1 section (64 acres) of land in Hillspring, Alberta, Canada, at a cost of $414,766. The Company also had an option to acquire an additional 10% working interest in an additional 1.25 sections by paying $207,833 by July 1, 2005. Later the Company elected not to exercise this option and the option expired.

Hillspring Prospect

This option expired on July1, 2005, but was later extended to December 29, 2006.

iii)	Cache Slough Prospect, California, USA

In May 2005, the Company entered into a participation agreement with Production Specialties Company (“PSC”) where the Company has been granted the right to earn a 68% working interest in a test well and a 12.50% working interest in certain lands located in Solano County, California, by paying 18.75% of the test well operations. As at September 30, 2006, a cash call of $431,887 has been paid as share of costs for a proposed drilling program.

Following these payments, the Company will be responsible for 12.5% of all additional expenditures for drilling and production on the property and be entitled to receive 8.5% of all revenue generate by the property, which is 12.5% of this California company’s 68% interest.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b)	Unproved Properties (Continued)

iv)	Strachan Prospect, Alberta, Canada

In September 2005, the Company entered into a participation and farmout agreement with Odin Capital Inc. (“Odin”) where the Company will participate for 4% share of the costs of drilling a test well in certain lands located in the Leduc formation, Alberta, Canada. In exchange for he participation costs, the Company will earn interests in certain petroleum and natural gas wells ranging from 1.289% to 4.0%. As at September 30, 2006, the Company has advanced $347,431 as its share of the costs in the Leduc formation property.

A director of the Company maintains a 50% ownership interest in Odin.
v)	Palmetto Point Prospect, Mississippi, USA

On February 21, 2006, the Company entered into an agreement (the “Agreement”) with 0743608 B.C. Ltd., (“Assignor”) a British Columbia based oil and gas exploration company, in order to accept an assignment of the Assignor’s ten percent (10%) gross working and revenue interest in a ten-well drilling program (the “Drilling Program”) to be undertaken by Griffin & Griffin Exploration L.L.C., (“Griffin”) a Mississippi based exploration company. Under the terms of the Agreement, the Company paid the Assignor $425,000 as payment for the assignment of the Assignor’s 10% gross working and revenue interest in the Drilling Program. The Company also entered into a joint Operating Agreement directly with Griffin on February 24, 2006.

The Drilling Program on the acquired property interests is anticipated to be initiated by Griffin on or about May 1, 2006 and to be completed by Griffin within approximately 10 months. The anticipated commencement date for the drilling program was extended due to flooding of the road accessing the well sites attributable to the melting snow. The prospect area owned or controlled by Griffin on which the ten wells will be drilled, is comprised of approximately 1273 acres in Palmetto Point, Mississippi. The exact locations of the ten wells in which the Company will participate are yet to be determined.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b)	Unproved Properties (Continued)

vi)	Mississippi, USA

In August, 2006, the Company entered into a joint venture agreement with Griffin & Griffin Exploration, LLC. to acquire an interest in a drilling program comprised of up to 50 natural gas and/or oil wells.  The area inwhich the proposed wells are to be drilled is comprised of approximately 300,000 gross acres of land located between Southwest Mississippi and North East Louisiana. The proposed wells will be targeting the Frio and Wilcox Geological formations. Delta has agreed to pay 10% of all prospect fees, mineral leases, surface leases and drilling and completion costs to earn a net 8% share of all production zones to the base of the Frio formation and 7.5% of all production to the base of the Wilcox formation.

5.	NATURAL GAS AND OIL EXPLORATION RISK

a)	Exploration Risk

The Company’s future financial condition and results of operations will depend upon prices received for its natural gas and oil production and the cost of finding acquiring, developing and producing reserves. Substantially all of its production is sold under various terms and arrangements at prevailing market prices. Prices for natural gas and oil are subject to fluctuations in response to changes in supply, market uncertainty anda variety of other factors beyond its control. Other factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

b)	Distribution Risk

The Company is dependent on the operator to market any oil production form its wells and any subsequent production which may be received from other wells which may be successfully drilled on the Prospect. It relies on the operator’s ability and expertise in the industry to successfully market the same. Prices at which the operator sells gas/oil both in intrastate and interstate commerce, will be subject to the availability of pipe lines, demand and other factors beyond the control of the operator. The Company and the operator believe any oil produced can be readily sold to a number of buyers.

6.	PROMISSORY NOTE PAYABLE

	SEPTEMBER 30 2006		DECEMBER 31 2005
Unsecured loan, repayable January 4, 2006, together with accrued interest at a rate of 6.5% per annum. As at September 30, 2006, the note was forgiven and the Company was released from all obligations under the promissory note.	$	Nil	$39,397

During the quarter ended June 30, 2006, the Company was released from all obligations under the note payable by the note holder, which amounted to $39,933 including principle and interest accrued before and after maturity. The Company provided no consideration in exchange for this release.

7.	SHARE CAPITAL

i.
On January 11, 2006, the Company issued 75,000 common shares for exercise of stock options at $0.80 per share.

On January 24, 2006, the Company issued 230,000 common shares for exercise of stock options at $0.80 per share.

On January 25, 2006, the Company issued 12,500 common shares for exercise of stock options at $1.00 per share.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

7.	SHARE CAPITAL (Continued)

On April 25, 2006, the Company issued 727,272 common shares pursuant to a private placement at $2.75 per share.

ii.	Stock Options

Compensation expense related to stock options granted is recorded at their fair value as calculated by the Black-Scholes option pricing model. Compensation expense of $96,701 was recorded during the three months ended September 30, 2006 (September 30, 2005 - $268,714) related to options granted during the year ended December 31, 2005 and the nine months ended September 30, 2006, but vested during the three months endedSeptember 30, 2006.

The changes in stock options are as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance outstanding, December 31, 2005 Granted Exercised Balance outstanding, September 30, 2006	330,000 300,000 (317,500)	$ 0.95 0.95 (0.95)
	312,500	$ 1.00

The following table summarized information about the stock options outstanding at September 30, 2006:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICE	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF SHARES
$ 1.00 $ 1.15 $ 1.15	12,500 240,000 60,000	2.25 1.00 1.00	12,500 32,000 50,000

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

7.	SHARE CAPITAL (Continued)

w)	Common Stock Share Purchase Warrants

As at September 30, 2006, share purchase warrants outstanding for the purchase of common shares as follows:

WARRANTS OUTSTANDING
EXERCISE PRICE	NUMBER OF SHARES	EXPIRY DATE
$ 1.50 $ 1.50 $ 1.50	1,200,000 383,985 900,000	May 2, 2010 August 29, 2010 December 19, 2010

8.	RELATED PARTIES

During the period ended September 30, 2006, the Company paid $27,494 (September 30, 2005 - $14,731) for management fees to a director of the Company.

An amount of $883 at September 30, 2006 (December 31, 2005 - $805) is due to a director of the Company.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

9.	COMMITMENT AND CONTRACTURAL OBLIGATIONS

A lease agreement for the Vancouver office commenced March 1, 2005 and terminates on February 28, 2006, and will subsequently be paid on a month-to-month basis. The lease agreement includes a fixed rental fee of $1,295per month plus additional charges for services supplied by the landlord or incurred on behalf of the client in the previous month.

On March 1, 2005, the Company also rented and office on a month to month basis for $243 per month.

10.	SUBSEQUENT EVENT

Cache Slough Assignment. Subsequent to the reporting period, the Company assigned all of its interest in the Cache Slough prospect in exchange for $1,500,000.

PART III

Item 1. Index to Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation, as amended [1]
3.2	By-laws, as amended [1]
10.1	Agreement to Acquire Interest in Todd Creek [2]
10.2	Agreement to Acquire Interest in Hillspring [2]
10.3	Amendment to Todd Creek and Hillspring Agreements [2]
10.4	Farmout Agreement relating to Cache Slough Prospect [3]
10.5	Farmout Agreement with Odin Capital Inc. relating to Leduc formation test well [4]
10.6	Drilling Program Agreement between Griffin & Griffin Exploration L.L.C. and 0743608 B.C. Ltd. [5]
10.7	Assignment Agreement between Delta Oil & Gas, Inc. and 0743608 B.C. Ltd [5]
10.8	Assignment Agreement of Interests in Cache Slough Prospect [7]
10.9	Assignment and Assumption Agreement for Owl Creek Prospect [8]
10.10	Consulting Agreement with Last Mountain Management, Inc.
14.1	Code of Ethics [6]
23.1	Consent of McDaniel & Associates Consultants Ltd.
23.2	Consent of Mark Andersen, P.E.
1 Incorporated by reference to Registration Statement on Form SB-2 filed on February 13, 2002
2 Incorporated by reference to current report on Form 8-K filed on February 15, 2005
3 Incorporated by reference to current report on Form 8-K filed on September 29, 2005
4 Incorporated by reference to current report on Form 8-K filed on May 26, 2005
5 Incorporated by reference to current report on Form 8-K filed on February 27, 2006
6 Incorporated by reference to annual report on Form 10-KSB for the year ended December 31, 2004
7 Incorporated by reference to quarterly report on Form 10-QSB for the period ended September 30, 2006 filed on November 20, 2006
8 Incorporated by reference to current report on Form 8-K filed on June 2, 2006

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Delta Oil & Gas, Inc.

Date: February 21, 2007	By: /s/ Douglas Bolen
Douglas Bolen, Chief Executive Officer and Principal Executive Officer

Date: February 21, 2007	By: /s/ Kulwant Sandher
Kulwant Sandher, Chief Financial Officer and Principal Financial Officer